

DBS

82-03172

November 20, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
WASH, D.C.
210
SECTION


Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

SUPPL

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL


DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 34,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,413,928 | 1,635,144,399.99 | Before Exercise | 27,933,547 |
| Preference Shares* | - | - | Add Exercise | 34,000 | 601,800.00 | Less Exercise | (34,000) |
| Preference Shares # | - | - | After Exercise | 1,508,447,928 | 1,635,746,199.99 | After Exercise | 27,899,547 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the *Extraordinary General Meeting held on 18 September 1999.*



Name : Sherylene Wang | Authorised Signature : ......................................

Designation : Vice President | Date : 20-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- *Cheque for S$2,000 being payment of the additional listing fee* for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 34,000 | $17.70 | $601,800.00 | |
| 34,000 | Total value of shares exercised = | $601,800.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital


SEC MAIL PROCESSING
RECEIVED
NOV 2 7 2006
WASH, D.C.
210
SECTION

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☒ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |



**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 34000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| M540803105699 | CHOO KAH HOE | Individual |
| S0113851J | WEE CHEOW KIM JULIANA | Individual |
| S1355702J | GOH LEE ENG | Individual |
| S1807859G | FOO BOON PING | Individual |
| S6922198Z | NG SIOK LING | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6922198Z [Retrieve Details]

Identification Type : * NRIC

Name : * NG SIOK LING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 288455 [Retrieve Address]

Block/House No. : 65

Street Name : **SHELFORD ROAD**

Unit : # 03 - 05

Building/Estate Name : **SHELFORD REGENCY**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1807859G [Retrieve Details]

Identification Type : * NRIC

Name : * FOO BOON PING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505 [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1355702J [Retrieve Details]

Identification Type : * NRIC

Name : * GOH LEE ENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 140157 [Retrieve Address]

Block/House No. : 157

Street Name : **MEI LING STREET**

Unit : # 05 - 68

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No..:

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 (dd/mm/yyyy)

Save Reset Back

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0113851J [Retrieve Details]

Identification Type : * NRIC

Name : * WEE CHEOW KIM JULIANA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 658810 [Retrieve Address]

Block/House No. : 7

Street Name : **BURGUNDY DRIVE**

Unit : # -

Building/Estate Name : **BURGUNDY HILL**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10,000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 *(dd/mm/yyyy)*

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * M540803105699 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHOO KAH HOE

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 2 JALAN TERATAI, TAMAN MUDUN
9TH MILE, CHERAS, 43200 MALAYSIA

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20,000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508447928** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1635746199.99** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1635746199.99** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 20/11/2006 |

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**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002042385A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060583972 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002042385A

Date/Time : 20/11/2006 13:10

Transaction No : C060583972

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 429.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,447,928 | 1,635,746,199.99 | Before Exercise | 27,899,547 |
| Preference Shares* | - | - | Add Exercise | 5,000 | 52,000.00 | Less Exercise | (5,000) |
| Preference Shares # | - | - | After Exercise | 1,508,452,928 | 1,635,798,199.99 | After Exercise | 27,894,547 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ..............................

Designation : Vice President — Date : 20-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment).

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,000 | $10.40 | $52,000.00 | |
| 5,000 | Total value of shares exercised = | $52,000.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

0

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0003448G | CHONG CHOON CHEONG ANDREW | Individual |
| S1267617D | LAM KWONG KHIAM | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0003448G [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG CHOON CHEONG ANDREW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 508571 [Retrieve Address]

Block/House No. : 52

Street Name : **MARIAM WAY**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1267617D [Retrieve Details]

Identification Type : * NRIC

Name : * LAM KWONG KHIAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 545304 [Retrieve Address]

Block/House No. : 21

Street Name : **PARK VILLAS TERRACE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508452928** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1635798199.99** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1635798199.99** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 20/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002042393A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060583981 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

biz FILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002042393A

Date/Time : 20/11/2006 13:18

Transaction No : C060583981

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 419.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 8,820 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,452,928<br>8,820<br>1,508,461,748 | 1,635,798,199.99<br>132,917.40<br>1,635,931,117.39 | Before Exercise<br>Less Exercise<br>After Exercise | 27,894,547<br>(8,820)<br>27,885,727 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..............................

Designation : Vice President

Date : 20-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 8,820 | $15.07 | $132,917.40 | |
| 8,820 | Total value of shares exercised = | $132,917.40 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8820 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S6941725F | LEE KA SHAO | Individual |

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6941725F [Retrieve Details]

Identification Type : * NRIC

Name : * LEE KA SHAO

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type Is Local Address)

Postal Code : 554762 [Retrieve Address]

Block/House No. : 31

Street Name : **CHUAN VIEW**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8820

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508461748** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1635931117.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1635931117.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 20/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002042397A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060583991 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002042397A

Date/Time : 20/11/2006 13:23

Transaction No : C060583991

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 409.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 21, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
WASH. D.C.
210
SECTION

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,461,748 | 1,635,931,117.39 | Before Exercise | 27,885,727 |
| Preference Shares* | - | - | Add Exercise | 1,000 | 17,700.00 | Less Exercise | (1,000) |
| Preference Shares # | - | - | After Exercise | 1,508,462,748 | 1,635,948,817.39 | After Exercise | 27,884,727 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang | Authorised Signature : ..............................

Designation : Vice President | Date : 21-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,000 | $17.70 | $17,700.00 | |
| 1,000 | Total value of shares exercised = | $17,700.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1546208F | LIM BENG KUAN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1546208F [Retrieve Details]

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 [Retrieve Address]

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508462748** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1635948817.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1635948817.39** | **86084215** | **0** |


PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002044181A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C060585951** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002044181A

Date/Time : 21/11/2006 14:17

Transaction No : C060585951

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 189.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 24,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,462,748<br>24,000<br>1,508,486,748 | 1,635,948,817.39<br>353,520.00<br>1,636,302,337.39 | Before Exercise<br>Less Exercise<br>After Exercise | 27,884,727<br>(24,000)<br>27,860,727 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..........................................

Designation : Vice President

Date : 21-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ *EXECUTIVES SHARE OPTION SCHEME ("ESOS")*

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 24,000 | $14.73 | $353,520.00 | |
| 24,000 | Total value of shares exercised = | $353,520.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the *above, please* select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 24000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0043849I | TAN WHEE GEK | Individual |
| S1612156H | LOW JEE FUN | Individual |
| S1705375B | LAM KAH HOE | Individual |
| S2555863D | HONG KEAH HUAT | Individual |

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2555863D [Retrieve Details]

Identification Type : * NRIC

Name : * HONG KEAH HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 546687 [Retrieve Address]

Block/House No. : 137

Street Name : **POH HUAT ROAD WEST**

Unit : # 02 - 01

Building/Estate Name : **NOVELLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1705375B [Retrieve Details]

Identification Type : * NRIC

Name : * LAM KAH HOE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 730745 [Retrieve Address]

Block/House No. : 745

Street Name : **WOODLANDS CIRCLE**

Unit : # 05 - 745

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1612156H [Retrieve Details]

Identification Type : * NRIC

Name : * LOW JEE FUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 425337 [Retrieve Address]

Block/House No. : 47

Street Name : **LORONG M TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S00438491 [Retrieve Details]

Identification Type : * NRIC

Name : * TAN WHEE GEK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 347539 [Retrieve Address]

Block/House No. : 11A

Street Name : **WAN THO AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508486748 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1636302337.39 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1636302337.39 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002044211A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060585984 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002044211A

Date/Time : 21/11/2006 14:26

Transaction No : C060585984

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 179.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 41,500 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,486,748<br>41,500<br>1,508,528,248 | 1,636,302,337.39<br>431,600.00<br>1,636,733,937.39 | Before Exercise<br>Less Exercise<br>After Exercise | 27,860,727<br>(41,500)<br>27,819,227 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..............................

Designation : Vice President

Date : 21-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 41,500 | $10.40 | $431,600.00 | |
| 41,500 | Total value of shares exercised = | $431,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse....

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☒ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 41500 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D258420(5) | LEE KWOK TAI PETER | Individual |
| D448419(4) | LUI WAI LUN ALAN | Individual |
| S1358029D | GOH BAK KEOW | Individual |
| S1538228G | LEONG SYN YEE | Individual |
| S1629567A | LIANG ENG HWA | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D258420(5) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LEE KWOK TAI PETER

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 7/E, YUK MING COURT, TOWER 1

200-208 THIRD STREET, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1538228G [Retrieve Details]

Identification Type : * NRIC

Name : * LEONG SYN YEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 489381 [Retrieve Address]

Block/House No. : 19

Street Name : **HARVEY CRESCENT**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1358029D [Retrieve Details]

Identification Type : * NRIC

Name : * GOH BAK KEOW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 486838 [Retrieve Address]

Block/House No. : 708

Street Name : **UPPER CHANGI ROAD EAST**

Unit : # 03 - 05

Building/Estate Name : **CHANGI COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D448419(4) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LUI WAI LUN ALAN

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 11/F, THE CENTER, 99 QUEENS ROAD,
CENTRAL, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1629567A  Retrieve Details

Identification Type : * NRIC

Name : * LIANG ENG HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 679833  Retrieve Address

Block/House No. : 104

Street Name : **CASHEW CRESCENT**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch  Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 22500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508528248** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1636733937.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1636733937.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002044244A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060586030 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

Date/Time : 21/11/2006 14:38

Print

**RECEIPT**

Receipt No : ACR0000002044244A

Transaction No : C060586030

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 169.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 22, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
WASH, D.C.
210
SECTION

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 10,950 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,528,248 | 1,636,733,937.39 | Before Exercise | 27,819,227 |
| Preference Shares* | - | - | Add Exercise | 10,950 | 167,535.00 | Less Exercise | (10,950) |
| Preference Shares # | - | - | After Exercise | 1,508,539,198 | 1;636,901,472.39 | After Exercise | 27,808,277 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :



Designation : Vice President

Date : 22-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 10,950 | $15.30 | $167,535.00 | |
| 10,950 | Total value of shares exercised = | $167,535.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10950 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0044004C | CHAN MUN SENG | Individual |

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0044004C [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN MUN SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 416406 [Retrieve Address]

Block/House No. : 1

Street Name : **TAMAN SELAMAT**

Unit : # ____ - ____

Building/Estate Name : **KIMNAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10950

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508539198** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1636901472.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1636901472.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 22/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002045494A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060587382 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002045494A

Date/Time : 22/11/2006 11:08

Transaction No : C060587382

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 154.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 19,400 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,539,198<br>19,400<br>1,508,558,598 | 1,636,901,472.39<br>343,380.00<br>1,637,244,852.39 | Before Exercise<br>Less Exercise<br>After Exercise | 27,808,277<br>(19,400)<br>27,788,877 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..............................

Designation : Vice President    Date : 22-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 19,400 | $17.70 | $343,380.00 | |
| 19,400 | Total value of shares exercised = | $343,380.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 19400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1359154G | NG SER TONG | Individual |
| S1808486D | TAN SUAN HEOK | Individual |
| S2693115J | NOEL ARGUELLES SANTIAGO | Individual |

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1359154G [Retrieve Details]

Identification Type : * NRIC

Name : * NG SER TONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 [Retrieve Address]

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 12 - 03

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save Reset Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2693115J  Retrieve Details


Identification Type : * NRIC

Name : * NOEL ARGUELLES SANTIAGO


Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510782  Retrieve Address


Block/House No. : 782

Street Name : **PASIR RIS STREET 71**

Unit : # 11 - 582

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch  Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save | Reset | Back

**biz FILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1808486D [Retrieve Details]



Identification Type : * NRIC

Name : * TAN SUAN HEOK



Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 470717 [Retrieve Address]



Block/House No. : 717

Street Name : **BEDOK RESERVOIR ROAD**

Unit : # 10 - 4524

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508558598** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1637244852.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1637244852.39** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 22/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002045529A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060587418 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002045529A

Date/Time : 22/11/2006 11:16

Transaction No : C060587418

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 144.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,558,598 | 1,637,244,852.39 | Before Exercise | 27,788,877 |
| Preference Shares* | - | - | Add Exercise | 1,000 | 12,270.00 | Less Exercise | (1,000) |
| Preference Shares # | - | - | After Exercise | 1,508,559,598 | 1,637,257,122.39 | After Exercise | 27,787,877 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..............................

Designation : Vice President    Date : 22-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,000 | $12.27 | $12,270.00 | |
| 1,000 | Total value of shares exercised = | $12,270.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D325466(7) | WONG LAI KWAN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D325466(7) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * WONG LAI KWAN

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 21/F TOWER ONE, ISLAND PLACE,
51 TANNER ROAD, NORTH POINT, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508559598** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1637257122.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1637257122.39** | **86084215** | **0** |

bizFILE



HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 22/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002045553A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060587448 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002045553A

Date/Time : 22/11/2006 11:23

Transaction No : C060587448

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 134.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 8,040 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,559,598 | 1,637,257,122.39 | Before Exercise | 27,787,877 |
| Preference Shares* | - | - | Add Exercise | 8,040 | 83,616.00 | Less Exercise | (8,040) |
| Preference Shares # | - | - | After Exercise | 1,508,567,638 | 1,637,340,738.39 | After Exercise | 27,779,837 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang　　Authorised Signature : ..........................

Designation : Vice President　　Date : 22-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 8,040 | $10.40 | $83,616.00 | |
| 8,040 | Total value of shares exercised = | $83,616.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Capital Information**

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8040 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G300467(7) | WONG KWOK HUNG BELL | Individual |
| S0044004C | CHAN MUN SENG | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0044004C [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN MUN SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 416406 [Retrieve Address]

Block/House No. : 1

Street Name : **TAMAN SELAMAT**

Unit : # -

Building/Estate Name : **KIMNAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3840

b) Class of shares allotted : Ordinary 

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Identification No. is invalid.**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G300467(7) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * WONG KWOK HUNG BELL

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 14/F, NO.1 MAN WAN ROAD
KOWLOON, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508567638** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1637340738.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1637340738.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 22/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002045661A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060587569 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002045661A

Date/Time : 22/11/2006 11:57

Transaction No : C060587569

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 124.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,100 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,567,638 | 1,637,340,738.39 | Before Exercise | 27,779,837 |
| Preference Shares* | - | - | Add Exercise | 1,100 | 16,577.00 | Less Exercise | (1,100) |
| Preference Shares # | - | - | After Exercise | 1,508,568,738 | 1,637,357,315.39 | After Exercise | 27,778,737 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ........................................

Designation : Vice President

Date : 22-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,100 | $15.07 | $16,577.00 | |
| 1,100 | Total value of shares exercised = | $16,577.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1,100 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0044004C | CHAN MUN SENG | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0044004C [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN MUN SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 416406 [Retrieve Address]

Block/House No. : 1

Street Name : **TAMAN SELAMAT**

Unit : # -

Building/Estate Name : **KIMNAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508568738** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1637357315.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1637357315.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 22/11/2006 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002045677A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060587587 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002045677A

Date/Time : 22/11/2006 12:01

Transaction No : C060587587

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 114.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 14, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
WASH. D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| *Ordinary Shares* | - | - | *Before Exercise* | 1,508,242,413 | 1,632,537,206.79 | Before Exercise | 28,105,062 |
| Preference Shares* | - | - | Add Exercise | 6,000 | 91,800.00 | Less Exercise | (6,000) |
| Preference Shares # | - | - | After Exercise | 1,508,248,413 | 1,632,629,006.79 | After Exercise | 28,099,062 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 14-Nov-06

*Enclosures*

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 6,000 | $15.30 | $91,800.00 | |
| 6,000 | Total value of shares exercised = | $91,800.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes /
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| | ☐ HA9016000 / LEUNG CHUN YING |
| | ☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1106362D | KHOO EE BOON | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1106362D [Retrieve Details]

Identification Type : * NRIC

Name : * KHOO EE BOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 289417 [Retrieve Address]

Block/House No. : 25

Street Name : **GREENMEAD AVENUE**

Unit : # -

Building/Estate Name : **HILLCREST PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508248413 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1632629006.79 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1632629006.79 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002035097A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060575893 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002035097A

Date/Time : 14/11/2006 14:24

Transaction No : C060575893

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 589.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,248,413 | 1,632,629,006.79 | Before Exercise | 28,099,062 |
| Preference Shares* | - | - | Add Exercise | 15,000 | 265,500.00 | Less Exercise | (15,000) |
| Preference Shares # | - | - | After Exercise | 1,508,263,413 | 1,632,894,506.79 | After Exercise | 28,084,062 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang Authorised Signature : ..............................

Designation : Vice President Date : 14-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 15,000 | $17.70 | $265,500.00 | |
| 15,000 | Total value of shares exercised = | $265,500.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S2201565F | MOHAMED NAWAZ JIFFRY VILCASSIM | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2201565F

Retrieve Details

Identification Type : * NRIC

Name : * MOHAMED NAWAZ JIFFRY VILCASSIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 128047 Retrieve Address

Block/House No. : 25

Street Name : **WEST COAST CRESCENT**

Unit : # 18 - 13

Building/Estate Name : **BLUE HORIZON**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch

Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508263413** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1632894506.79** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1632894506.79** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002035118A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060575916 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002035118A

Date/Time : 14/11/2006 14:30

Transaction No : C060575916

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 579.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,263,413 | 1,632,894,506.79 | Before Exercise | 28,084,062 |
| Preference Shares* | - | - | Add Exercise | 20,000 | 258,600.00 | Less Exercise | (20,000) |
| Preference Shares # | - | - | After Exercise | 1,508,283,413 | 1,633,153,106.79 | After Exercise | 28,064,062 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 14-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 20,000 | $12.93 | $258,600.00 | |
| 20,000 | Total value of shares exercised = | $258,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Power under Section 161 of the Companies Act ***

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 20000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.93 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E917149(9) | CHIANG WAI SAM VINCENT | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E917149(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHIANG WAI SAM VINCENT

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12A, 160 GLOUCESTER ROAD, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508283413 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1633153106.79 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1633153106.79 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002035150A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060575957 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002035150A

Date/Time : 14/11/2006 14:39

Transaction No : C060575957

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 569.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,283,413 | 1,633,153,106.79 | Before Exercise | 28,064,062 |
| Preference Shares* | - | - | Add Exercise | 3,000 | 36,810.00 | Less Exercise | (3,000) |
| Preference Shares # | - | - | After Exercise | 1,508,286,413 | 1,633,189,916.79 | After Exercise | 28,061,062 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :



Designation : Vice President

Date : 14-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,000 | $12.27 | $36,810.00 | |
| 3,000 | Total value of shares exercised = | $36,810.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E917149(9) | CHIANG WAI SAM VINCENT | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E917149(9) — Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHIANG WAI SAM VINCENT

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : — Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12A, 160 GLOUCESTER ROAD, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch — Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| Currency : | SINGAPORE DOLLAR (099) | | |
|---|---|---|---|
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508286413 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1633189916.79 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1633189916.79 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002035170A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060575980 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002035170A

Date/Time : 14/11/2006 14:44

Transaction No : C060575980

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 559.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,286,413<br>5,000<br>1,508,291,413 | 1,633,189,916.79<br>52,000.00<br>1,633,241,916.79 | Before Exercise<br>Less Exercise<br>After Exercise | 28,061,062<br>(5,000)<br>28,056,062 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang Authorised Signature : ..........

Designation : Vice President Date : 14-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,000 | $10.40 | $52,000.00 | |
| 5,000 | Total value of shares exercised = | $52,000.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E917149(9) | CHIANG WAI SAM VINCENT | Individual |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E917149(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHIANG WAI SAM VINCENT

Nationality : * CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12A, 160 GLOUCESTER ROAD, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of Shares : | **1508291413** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1633241916.79** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1633241916.79** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002035193A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060576007 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002035193A

Date/Time : 14/11/2006 14:50

Transaction No : C060576007

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 549.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,400 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,291,413 | 1,633,241,916.79 | Before Exercise | 28,056,062 |
| Preference Shares* | - | - | Add Exercise | 11,400 | 167,922.00 | Less Exercise | (11,400) |
| Preference Shares # | - | - | After Exercise | 1,508,302,813 | 1,633,409,838.79 | After Exercise | 28,044,662 |

3. Outstanding Warrants/TSRs : N.A.
*Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds* : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature :

Designation : Vice President    Date : 14-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 11,400 | $14.73 | $167,922.00 | |
| 11,400 | Total value of shares exercised = | $167,922.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐S0016173Z / KOH BOON HWEE<br>☐S0040556F / GOH GEOK LING<br>☐S0114104Z / HENG LEE CHENG<br>☐S0234644C / KWA CHONG SENG<br>☐S0820599Z / ANG KONG HUA<br>☐S1462421Z / PETER ONG BOON KWEE<br>☐S2549567E / WONG NGIT LIONG<br>☐S2622983I / JEANNIE HUI<br>☐Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Capital Information**

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 11400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1570752F | HOWE TEONG BIN RONALD | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1570752F [Retrieve Details]

Identification Type : * NRIC

Name : * HOWE TEONG BIN RONALD

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118635 [Retrieve Address]

Block/House No. : 294

Street Name : **PASIR PANJANG ROAD**

Unit : # 03 - 02

Building/Estate Name : **PASALIDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 11400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508302813** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1633409838.79** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1633409838.79** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002035212A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060576032 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002035212A

Date/Time : 14/11/2006 14:55

Transaction No : C060576032

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 539.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,650 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,302,813<br>1,650<br>1,508,304,463 | 1,633,409,838.79<br>24,865.50<br>1,633,434,704.29 | Before Exercise<br>Less Exercise<br>After Exercise | 28,044,662<br>(1,650)<br>28,043,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang Authorised Signature :

Designation : Vice President Date : 14-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,650 | $15.07 | $24,865.50 | |
| 1,650 | Total value of shares exercised = | $24,865.50 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1650 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution · Share payable in cash · For a consideration other than cash · Share Capital / Allottees' Particulars · Shareholders list after the allotment · Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G201832(1) | AU CHI FAI | Individual |
| S1106362D | KHOO EE BOON | Individual |
| S1570752F | HOWE TEONG BIN RONALD | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1106362D [Retrieve Details]

Identification Type : * NRIC

Name : * KHOO EE BOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 289417 [Retrieve Address]

Block/House No. : 25

Street Name : **GREENMEAD AVENUE**

Unit : # -

Building/Estate Name : **HILLCREST PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 180

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G201832(1) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * AU CHI FAI

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17/F, THE CENTRE, 99 QUEEN'S ROAD, CENTRAL
HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 300

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1570752F [Retrieve Details]

Identification Type : * NRIC

Name : * HOWE TEONG BIN RONALD

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118635 [Retrieve Address]

Block/House No. : 294

Street Name : **PASIR PANJANG ROAD**

Unit : # 03 - 02

Building/Estate Name : **PASALIDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1170

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508304463 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1633434704.29 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1633434704.29 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002035254A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060576079 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002035254A

Date/Time : 14/11/2006 15:04

Transaction No : C060576079

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 529.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 15, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL PROCESSING
RECEIVED
NOV 27 2006
WASH. D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,304,463 | 1,633,434,704.29 | Before Exercise | 28,043,012 |
| Preference Shares* | - | - | Add Exercise | 2,000 | 35,400.00 | Less Exercise | (2,000) |
| Preference Shares # | - | - | After Exercise | 1,508,306,463 | 1,633,470,104.29 | After Exercise | 28,041,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 15-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 2,000 | $17.70 | $35,400.00 | |
| 2,000 | Total value of shares exercised = | $35,400.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

☐ HA5010000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1359154G | NG SER TONG | Individual |

LOCAL COMPANY TRANSACTIONS

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1359154G [Retrieve Details]

Identification Type : * NRIC

Name : * NG SER TONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 [Retrieve Address]

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 12 - 03

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508306463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1633470104.29** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1633470104.29** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 15/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002036721A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060577717 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002036721A

Date/Time : 15/11/2006 12:17

Transaction No : C060577717

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 519.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 20,700 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,306,463 | 1,633,470,104.29 | Before Exercise | 28,041,012 |
| Preference Shares* | - | - | Add Exercise | 20,700 | 304,911.00 | Less Exercise | (20,700) |
| Preference Shares # | - | - | After Exercise | 1,508,327,163 | 1,633,775,015.29 | After Exercise | 28,020,312 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang  Authorised Signature : ..............................

Designation : Vice President  Date : 15-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 20,700 | $14.73 | $304,911.00 | |
| 20,700 | Total value of shares exercised = | $304,911.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ [illegible] / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 20700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G594242(9) | LIU WA CHING DANNY | Individual |
| S1101747I | LIM TOK KIAK (MRS) | Individual |
| S1415762Z | CHUA CHEE HWEE | Individual |
| S1812342H | SEOW SIOK ENG MILDRED | Individual |
| S2703957Z | DAVID JOHN WALKER-SMITH | Individual |
| S7028200C | LOW EE LANG | Individual |

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7028200C [Retrieve Details]

Identification Type : * NRIC

Name : * LOW EE LANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 460029 [Retrieve Address]

Block/House No. : 29

Street Name : **CHAI CHEE AVENUE**

Unit : # 10 - 86

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G594242(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LIU WA CHING DANNY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(◉) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : 14/F, MAN YEE BUILDING, 68 DEA VOCUX ROAD
CENTRAL, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1812342H [Retrieve Details]

Identification Type : * NRIC

Name : * SEOW SIOK ENG MILDRED

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259280 [Retrieve Address]

Block/House No. : 73

Street Name : **FARRER DRIVE**

Unit : # 13 - 02

Building/Estate Name : **SOMMERVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1101747I [Retrieve Details]

Identification Type : * NRIC

Name : * PHUA TOK KIAK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807332 [Retrieve Address]

Block/House No. : 76

Street Name : **SARACA VIEW**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1415762Z [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA CHEE HWEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 470716 [Retrieve Address]

Block/House No. : 716

Street Name : **BEDOK RESERVOIR ROAD**

Unit : # 13 - 4500

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2703957Z [Retrieve Details]

Identification Type : * NRIC

Name : * DAVID JOHN WALKER-SMITH

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268718 [Retrieve Address]

Block/House No. : 47

Street Name : **FORD AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508327163 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1633775015.29 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1633775015.29 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 15/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

biz FILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002037017A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060578046 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002037017A

Date/Time : 15/11/2006 14:55

Transaction No : C060578046

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 509.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 12,300 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,327,163 | 1,633,775,015.29 | Before Exercise | 28,020,312 |
| Preference Shares* | - | - | Add Exercise | 12,300 | 127,920.00 | Less Exercise | (12,300) |
| Preference Shares # | - | - | After Exercise | 1,508,339,463 | 1,633,902,935.29 | After Exercise | 28,008,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature :

Designation : Vice President    Date : 15-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 12,300 | $10.40 | $127,920.00 | |
| 12,300 | Total value of shares exercised = | $127,920.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

HA9616806 / LEUNG CHUN YING

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
| --- | --- | --- | --- |
| Number of shares : | 12300 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

**bizFILE**

**LOCAL COMPANY TRANSACTIONS**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1435776I | KOH KIAN CHEW | Individual |
| S2511456F | TAN TEE MENG | Individual |
| S7246205Z | AMELIA THONG MING | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7246205Z [Retrieve Details]

Identification Type : * NRIC

Name : * THONG MING HUI AMELIA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568011 [Retrieve Address]

Block/House No. : 48

Street Name : **ST. NICHOLAS VIEW**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2511456F Retrieve Details

Identification Type : * NRIC

Name : * TAN TEE MENG

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 466501 Retrieve Address

Block/House No. : 453

Street Name : **UPPER EAST COAST ROAD**

Unit : # 04 - 01

Building/Estate Name : **SUMMIT, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1300

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1435776I Retrieve Details

Identification Type : * NRIC

Name : * KOH KIAN CHEW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587901 Retrieve Address

Block/House No. : 187

Street Name : **JALAN KAMPONG CHANTEK**

Unit : # -

Building/Estate Name : **BINJAI CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508339463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1633902935.29** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1633902935.29** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 15/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002037050A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060578081 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002037050A

Date/Time : 15/11/2006 15:05

Transaction No : C060578081

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 499.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,140 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,339,463<br>1,140<br>1,508,340,603 | 1,633,902,935.29<br>16,792.20<br>1,633,919,727.49 | Before Exercise<br>Less Exercise<br>After Exercise | 28,008,012<br>(1,140)<br>28,006,872 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 15-Nov-06

Enclosures

- *A copy of the Return of Allotment filed with the ACRA*
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,140 | $14.73 | $16,792.20 | |
| 1,140 | Total value of shares exercised = | $16,792.20 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

HA9016000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :

- S0016173Z / KOH BOON HWEE
- S0040556F / GOH GEOK LING
- S0114104Z / HENG LEE CHENG
- S0234644C / KWA CHONG SENG
- S0820599Z / ANG KONG HUA
- S1462421Z / PETER ONG BOON KWEE
- S2549567E / WONG NGIT LIONG
- S2622983I / JEANNIE HUI
- Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1140 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save Delete Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1637948D | CHEE THONG SOO SALLY | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1637948D [Retrieve Details]

Identification Type : * NRIC

Name : * CHEE THONG SOO SALLY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570102 [Retrieve Address]

Block/House No. : 102

Street Name : **BISHAN STREET 12**

Unit : # 05 - 284

Building/Estate Name : **BISHAN VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1140

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508340603 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1633919727.49 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1633919727.49 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 15/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002037071A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060578097 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002037071A

Date/Time : 15/11/2006 15:09

Transaction No : C060578097

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 489.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 16, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 18,325 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,340,603 | 1,633,919,727.49 | Before Exercise | 28,006,872 |
| Preference Shares* | - | - | Add Exercise | 18,325 | 280,372.50 | Less Exercise | (18,325) |
| Preference Shares # | - | - | After Exercise | 1,508,358,928 | 1,634,200,099.99 | After Exercise | 27,988,547 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :



Designation : Vice President

Date : 16-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 18,325 | $15.30 | $280,372.50 | |
| 18,325 | Total value of shares exercised = | $280,372.50 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 18325 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1179160C | WONG PECK SIM | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1179160C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN PECK SIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248677 [Retrieve Address]

Block/House No. : 12

Street Name : **ONE TREE HILL**

Unit : # 01 - 04

Building/Estate Name : **ONE TREE HILL GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 18325

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508358928** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1634200099.99** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1634200099.99** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share. |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 16/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002038352A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060579472 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

biz FILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002038352A

Date/Time : 16/11/2006 11:08

Transaction No : C060579472

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 479.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,358,928 | 1,634,200,099.99 | Before Exercise | 27,988,547 |
| Preference Shares* | - | - | Add Exercise | 22,000 | 389,400.00 | Less Exercise | (22,000) |
| Preference Shares # | - | - | After Exercise | 1,508,380,928 | 1,634,589,499.99 | After Exercise | 27,966,547 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sheryiene Wang — Authorised Signature : 

Designation : Vice President — Date : 16-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 22,000 | $17.70 | $389,400.00 | |
| 22,000 | Total value of shares exercised = | $389,400.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 22000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1112174H | YEO POH CHIN,SUZANA | Individual |
| S2594361I | EE HUEI CHING | Individual |
| S7122047H | TAN LEE KHENG | Individual |
| S7237978J | TAN EU KEONG | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7237978J  [Retrieve Details]

Identification Type : * NRIC

Name : * TAN EU KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529862 [Retrieve Address]

Block/House No. : 3

Street Name : **SIMEI STREET 4**

Unit : # 09 - 06

Building/Estate Name : **SIMEI GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S25943611 [Retrieve Details]

Identification Type : * NRIC

Name : * EE HUEI CHING

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 088644 [Retrieve Address]

Block/House No. : 49

Street Name : **SPOTTISWOODE PARK ROAD**

Unit : # 07 - 02

Building/Estate Name : **OAKSWOOD HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7122047H [Retrieve Details]



Identification Type : * NRIC

Name : * TAN LEE KHENG



Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 750424 [Retrieve Address]



Block/House No. : 424

Street Name : **CANBERRA ROAD**

Unit : # 12 - 467

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1112174H [Retrieve Details]

Identification Type : * NRIC



Name : * YEO POH CHIN,SUZANA

Nationality : * SINGAPOREAN (301)



Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787754 [Retrieve Address]

Block/House No. : 165

Street Name : **TAGORE AVENUE**

Unit : # -



Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508380928** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1634589499.99** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1634589499.99** | **86084215** | **0** |

bizFILE



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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 16/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002038407A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060579529 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002038407A

Date/Time : 16/11/2006 11:19

Transaction No : C060579529

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 469.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,380,928 | 1,634,589,499.99 | Before Exercise | 27,966,547 |
| Preference Shares* | - | - | Add Exercise | 4,000 | 41,600.00 | Less Exercise | (4,000) |
| Preference Shares # | - | - | After Exercise | 1,508,384,928 | 1,634,631,099.99 | After Exercise | 27,962,547 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 16-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $10.40 | $41,600.00 | |
| 4,000 | Total value of shares exercised = | $41,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

## Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D536246(7) | TSANG SHUI MING, NEIL | Individual |
| G612082(1) | LAM CHI SING | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G612082(1) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LAM CHI SING

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 32/F, RESIDENCE OASIS, 15 PUI SHING ROAD
TSEUNG KWAN O, NT

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [ ] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D536246(7) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * TSANG SHUI MING, NEIL

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 2914, 29/F, BLK N, KORNHILL, QUARRY BAY
HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g: A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508384928** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1634631099.99** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1634631099.99** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 16/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002038441A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060579566 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002038441A

Date/Time : 16/11/2006 11:31

Transaction No : C060579566

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share | 10.00 | 1 | 10.00 |
| | **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD | | | |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 459.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

November 16, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL PROCESSING
RECEIVED
NOV 2 7 2006
WASH, D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 29,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,384,928 | 1,634,631,099.99 | Before Exercise | 27,962,547 |
| Preference Shares* | - | - | Add Exercise | 29,000 | 513,300.00 | Less Exercise | (29,000) |
| Preference Shares # | - | - | After Exercise | 1,508,413,928 | 1,635,144,399.99 | After Exercise | 27,933,547 |

3. *Outstanding Warrants/TSRs* : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

*Authorised Signature* : ..................................................

Designation : *Vice President*

Date : 16-Nov-06

*Enclosures*

- A copy of the Return of Allotment filed with the ACRA
- *Confirmation of despatch of share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 29,000 | $17.70 | $513,300.00 | |
| 29,000 | Total value of shares exercised = | $513,300.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 29000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save Delete Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1599137B | LEONG KAH POH KATHLEEN | Individual |
| S1684165Z | LIM PECK LEANG | Individual |
| Z1170119 | KANKIPATI RAJAN RAJU | Individual |

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1599137B [Retrieve Details]

Identification Type : * NRIC

Name : * LEONG KAH POH KATHLEEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259852 [Retrieve Address]

Block/House No. : 23

Street Name : **BALMORAL PARK**

Unit : # 04 - 02

Building/Estate Name : **PINEWOOD GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1684165Z [Retrieve Details]

Identification Type : * NRIC

Name : * LIM PECK LEANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 200807 [Retrieve Address]

Block/House No. : 807

Street Name : **KING GEORGE'S AVENUE**

Unit : # 26 - 254

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * Z1170119 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : :* KANKIPATI RAJAN RAJU

Nationality : * INDIAN (354)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 248732 Retrieve Address

Block/House No. : 11

Street Name : **NATHAN ROAD**

Unit : # 10 - 01

Building/Estate Name : **REGENCY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 25000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 16/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508413928** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1635144399.99** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1635144399.99** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 16/11/2006 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002039271A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060580496 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002039271A

Date/Time : 16/11/2006 16:37

Transaction No : C060580496

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 449.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 31, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
PROCESSING
SECTION
WASH, D.C.
210
NOV 2 7 2006
RECEIVED

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS

October 31, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 49,275 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 49,275 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 49,275 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,367,908 | 1,619,496,098.79 | Before Exercise | 28,979,567 |
| Preference Shares* | - | - | Add Exercise | 49,275 | 753,907.50 | Less Exercise | (49,275) |
| Preference Shares # | - | - | After Exercise | 1,507,417,183 | 1,620,250,006.29 | After Exercise | 28,930,292 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..............................

Designation : Vice President    Date : 31-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 49,275 | $15.30 | $753,907.50 | |
| 49,275 | Total value of shares exercised = | $753,907.50 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 49275 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save Delete Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1496293Z | KOH CHENG CHUA | Individual |

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1496293Z [Retrieve Details]

Identification Type : * NRIC

Name : * KOH CHENG CHUA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 539683 [Retrieve Address]

Block/House No. : 40B

Street Name : **CHARLTON LANE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 49275

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507417183** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1620250006.29** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1620250006.29** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/10/2006 |

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**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002015207A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060553436 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002015207A | Date/Time : 31/10/2006 13:43 |
| Transaction No | : C060553436 | Print |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,264.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 31, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 124,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 124,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 124,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | *Issued and paid-up ordinary share capital* | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,417,183 | 1,620,250,006.29 | Before Exercise | 28,930,292 |
| Preference Shares* | - | - | Add Exercise | 124,000 | 2,194,800.00 | Less Exercise | (124,000) |
| Preference Shares # | - | - | After Exercise | 1,507,541,183 | 1,622,444,806.29 | After Exercise | 28,806,292 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : *Sherylene Wang* Authorised Signature : ....................

Designation : *Vice President* Date : 31-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 124,000 | $17.70 | $2,194,800.00 | |
| 124,000 | Total value of shares exercised = | $2,194,800.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Capital Information**

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 124000 / | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 / | | |
| unpaid : | 0 / | | |

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bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0201412B | CECILIA LEE | Individual |
| S1294194C | SUSAN HO SIEW MEE | Individual |
| S1367238E | WONG KIN MENG | Individual |
| S1531707H | LEW WING KEONG | Individual |
| S1589666C | TONG LAY KUEN | Individual |
| S1642874D | NG CHYE CHIOW | Individual |
| S1807859G | FOO BOON PING | Individual |
| S2549144J | GOH WAI LIM | Individual |
| S2560377Z | FAIRLEN OOI CHOOI TING | Individual |
| S7246817A | PAULINE SOH GHIM PECK | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1642874D [Retrieve Details]

Identification Type : * NRIC

Name : * NG CHYE CHIOW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 460547 [Retrieve Address]

Block/House No. : 547

Street Name : **BEDOK NORTH STREET 3**

Unit : # 03 - 1448

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

## Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1807859G [Retrieve Details]

Identification Type : * NRIC

Name : * FOO BOON PING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505 [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0201412B [Retrieve Details]

Identification Type : * NRIC

Name : * CECILIA LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807440 [Retrieve Address]

Block/House No. : 91

Street Name : **SARACA ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1367238E  Retrieve Details

Identification Type : * NRIC

Name : * WONG KIN MENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 322004  Retrieve Address

Block/House No. : 4C

Street Name : **ST. GEORGE'S LANE**

Unit : # 08 - 157

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch  Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1589666C [Retrieve Details]

Identification Type : * NRIC

Name : * TONG LAY KUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456015 [Retrieve Address]

Block/House No. : 26

Street Name : **SIGLAP PLAIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7246817A [Retrieve Details]

Identification Type : * NRIC

Name : * SOH GHIM PECK PAULINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 577473 [Retrieve Address]

Block/House No. : 2

Street Name : **JALAN LEMBAH THOMSON**

Unit : # -

Building/Estate Name : **NEW SOO CHOW GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1531707H [Retrieve Details]

Identification Type : * NRIC

Name : * LEW WING KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 688633 [Retrieve Address]

Block/House No. : 25

Street Name : **VERDE PLACE**

Unit : # -

Building/Estate Name : **VILLA VERDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2560377Z [Retrieve Details]

Identification Type : * NRIC

Name : * FAIRLEN OOI CHOOI TING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 487003 [Retrieve Address]

Block/House No. : 591A

Street Name : **UPPER CHANGI ROAD**

Unit : # -

Building/Estate Name : **APOLLO GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2549144J Retrieve Details

Identification Type : * NRIC

Name : * GOH WAI LIM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 287817 Retrieve Address

Block/House No. : 60

Street Name : **VANDA ROAD**

Unit : # -

Building/Estate Name : **ORCHID VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1294194C [Retrieve Details]

Identification Type : * NRIC

Name : * SUSAN HO SIEW MEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 424132 [Retrieve Address]

Block/House No. : 14C

Street Name : **ST. PATRICK'S ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507541183** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1622444806.29** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1622444806.29** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/10/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002015298A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060553565 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002015298A

Date/Time : 31/10/2006 14:11

Transaction No : C060553565

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,254.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 31, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 49,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 49,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg. No. 199901152M

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 49,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. *Stated how the additional shares for which listing is applied for rank with existing shares:-* **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised *Capital* | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | *Shares* | $ | | |
| Ordinary Shares<br>*Preference Shares**<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,507,541,183<br>49,000<br>1,507,590,183 | 1,622,444,806.29<br>721,770.00<br>1,623,166,576.29 | Before Exercise<br>Less Exercise<br>After Exercise | 28,806,292<br>(49,000)<br>28,757,292 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. *We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the* Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ..............................

Designation : Vice President — Date : 31-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 49,000 | $14.73 | $721,770.00 | |
| 49,000 | Total value of shares exercised = | $721,770.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director/ secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Number of shares(Ordinary) must be an integer.**

**Capital Information**

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 49000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1272090D | DAVID LAU CHENG HUAT | Individual |
| S1292835A | BAEY CHIN CHENG | Individual |

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1292835A [Retrieve Details]

Identification Type : * NRIC

Name : * BAEY CHIN CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278698 [Retrieve Address]

Block/House No. : 371

Street Name : **HOLLAND ROAD**

Unit : # 08 - 01

Building/Estate Name : **SERENADE @ HOLLAND, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1272090D [Retrieve Details]

Identification Type : * NRIC

Name : * DAVID LAU CHENG HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557278 [Retrieve Address]

Block/House No. : 35

Street Name : **KENSINGTON PARK ROAD**

Unit : # -

Building/Estate Name : **SERANGOON GARDEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 45000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507590183** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1623166576.29** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1623166576.29** | **86084215** | **0** |

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/10/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002015444A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060553746 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002015444A

Date/Time : 31/10/2006 14:36

Transaction No : C060553746

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,244.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 31, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 7,000 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 7,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co. Reg No. 199901152M

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,590,183 | 1,623,166,576.29 | Before Exercise | 28,757,292 |
| Preference Shares* | - | - | Add Exercise | 7,000 | 72,800.00 | Less Exercise | (7,000) |
| Preference Shares # | - | - | After Exercise | 1,507,597,183 | 1,623,239,376.29 | After Exercise | 28,750,292 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 31-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 7,000 | $10.40 | $72,800.00 | |
| 7,000 | Total value of shares exercised = | $72,800.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1717426F | YEO LEE KIAN | Individual |
| S2166473A | WONG SIEW LIEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2166473A

Retrieve Details

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 Retrieve Address

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1717426F    Retrieve Details

Identification Type : * NRIC

Name : * YEO LEE KIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159958    Retrieve Address

Block/House No. : 370E

Street Name : **ALEXANDRA ROAD**

Unit : # 08 - 07

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch    Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507597183** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1623239376.29** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1623239376.29** | **86084215** | **0** |

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/10/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002015660A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060553985 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002015660A

Date/Time : 31/10/2006 15:11

Transaction No : C060553985

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,234.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 31, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 7,280 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 7,280 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,280 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,507,597,183<br>7,280<br>1,507,604,463 | 1,623,239,376.29<br>107,234.40<br>1,623,346,610.69 | Before Exercise<br>Less Exercise<br>After Exercise | 28,750,292<br>(7,280)<br>28,743,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....................

Designation : Vice President

Date : 31-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares



ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 7,280 | $14.73 | $107,234.40 | |
| 7,280 | *Total value of shares exercised =* | $107,234.40 | |

Notes :

(1) *Adjustments to subscription price to be disclosed as footnotes*

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

*(Click 'Browse' to select file for attachment)*

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7280 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1113260Z | NG PENG KHIAN | Individual |
| S2549144J | GOH WAI LIM | Individual |

**bizFILE**

**LOCAL COMPANY TRANSACTIONS**

HOME | LOGOUT

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2549144J [Retrieve Details]

Identification Type : * NRIC

Name : * GOH WAI LIM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 287817 [Retrieve Address]

Block/House No. : 60

Street Name : **VANDA ROAD**

Unit : # -

Building/Estate Name : **ORCHID VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1113260Z [Retrieve Details]

Identification Type : * NRIC

Name : * NG PENG KHIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417993 [Retrieve Address]

Block/House No. : 22

Street Name : **JALAN YASIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6480

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507604463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1623346610.69** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1623346610.69** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/10/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002015764A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060554108 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002015764A

Date/Time : 31/10/2006 15:26

Transaction No : C060554108

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,224.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

October 31, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 8,000 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 8,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,604,463 | 1,623,346,610.69 | Before Exercise | 28,743,012 |
| Preference Shares* | - | - | Add Exercise | 8,000 | 120,560.00 | Less Exercise | (8,000) |
| Preference Shares # | - | - | After Exercise | 1,507,612,463 | 1,623,467,170.69 | After Exercise | 28,735,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang　　Authorised Signature : ..............................

Designation : Vice President　　Date : 31-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 8,000 | $15.07 | $120,560.00 | |
| 8,000 | Total value of shares exercised = | $120,560.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**



Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)



Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save Delete Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S2549144J | GOH WAI LIM | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2549144J / [Retrieve Details]

Identification Type : * NRIC

Name : * GOH WAI LIM /

Nationality : * SINGAPORE P.R. (300) /

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 287817 [Retrieve Address]

Block/House No. : 60

Street Name : **VANDA ROAD** /

Unit : # -

Building/Estate Name : **ORCHID VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/10/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507612463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1623467170.69** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1623467170.69** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/10/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002015945A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060554316 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002015945A

Date/Time : 31/10/2006 15:54

Transaction No : C060554316

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,214.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 1, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
PROCESSING
SECTION
NOV 2 7 2006
WASH, D.C.
210

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS

November 1, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 10,000 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 10,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,612,463 | 1,623,467,170.69 | Before Exercise | 28,735,012 |
| Preference Shares* | - | - | Add Exercise | 10,000 | 153,000.00 | Less Exercise | (10,000) |
| Preference Shares # | - | - | After Exercise | 1,507,622,463 | 1,623,620,170.69 | After Exercise | 28,725,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    *Authorised Signature* : ..............................

Designation : Vice President    Date : 1-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 10,000 | $15.30 | $153,000.00 | |
| 10,000 | Total value of shares exercised = | $153,000.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



## Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

## Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1193878G | FONG WHYE CHOO | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1193878G [Retrieve Details]

Identification Type : * NRIC

Name : * FONG WHYE CHOO

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467772 [Retrieve Address]

Block/House No. : 10

Street Name : **LIMAU WALK**

Unit : # -

Building/Estate Name : **KEW COTTAGES**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507622463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1623620170.69** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1623620170.69** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002017952A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060556786 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002017952A

Date/Time : 01/11/2006 11:58

Print

Transaction No : C060556786

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,199.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

November 1, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 22,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 22,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

sw/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 22,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,507,622,463<br>22,000<br>1,507,644,463 | 1,623,620,170.69<br>389,400.00<br>1,624,009,570.69 | Before Exercise<br>Less Exercise<br>After Exercise | 28,725,012<br>(22,000)<br>28,703,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..........................................

Designation : Vice President

Date : 1-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 22,000 | $17.70 | $389,400.00 | |
| 22,000 | Total value of shares exercised = | $389,400.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 22000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1521969F | TAY KIM YAM | Individual |
| S1671929C | TAN MUAY MUAY JACQUELINE | Individual |
| S2201565F | MOHAMED NAWAZ JIFFRY VILCASSIM | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1671929C   Retrieve Details

Identification Type : * NRIC

Name : * TAN MUAY MUAY JACQUELINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587970   Retrieve Address

Block/House No. : 37

Street Name : **HINDHEDE WALK**

Unit : # 08 - 02

Building/Estate Name : **SOUTHAVEN II**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1521969F — Retrieve Details

Identification Type : * NRIC

Name : * TAY KIM YAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456914 — Retrieve Address

Block/House No. : 17

Street Name : **LAKME STREET**

Unit : # -

Building/Estate Name : **OPERA ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch — Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2201565F Retrieve Details

Identification Type : * NRIC

Name : * MOHAMED NAWAZ JIFFRY VILCASSIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 128047 Retrieve Address

Block/House No. : 25

Street Name : **WEST COAST CRESCENT**

Unit : # 18 - 13

Building/Estate Name : **BLUE HORIZON**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507644463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624009570.69** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624009570.69** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002018004A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060556855 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002018004A

Date/Time : 01/11/2006 12:15

Print

Transaction No : C060556855

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,189.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 1, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 4,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 4,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No. 199901152M

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | *Issued and paid-up ordinary share capital* | | | Options *Granted* & *Outstanding Shares* | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,644,463 | 1,624,009,570.69 | Before Exercise | 28,703,012 |
| Preference Shares* | - | - | Add Exercise | 4,000 | 58,920.00 | Less Exercise | (4,000) |
| Preference Shares # | - | - | After Exercise | 1,507,648,463 | 1,624,068,490.69 | After Exercise | 28,699,012 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. *We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the* Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang                Authorised Signature : ..............................

Designation : Vice President                Date : 1-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares



ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $14.73 | $58,920.00 | |
| 4,000 | Total value of shares exercised = | $58,920.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

☐HA9016000 / LEUNG CHUN YING

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐S0016173Z / KOH BOON HWEE<br>☐S0040556F / GOH GEOK LING<br>☐S0114104Z / HENG LEE CHENG<br>☐S0234644C / KWA CHONG SENG<br>☐S0820599Z / ANG KONG HUA<br>☐S1462421Z / PETER ONG BOON KWEE<br>☐S2549567E / WONG NGIT LIONG<br>☐S2622983I / JEANNIE HUI<br>☐Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

***Declaration***

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0146810C | EE HO INN | Individual |
| S2625015C | TIN FOOK KA | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2625015C [Retrieve Details]

Identification Type : * NRIC

Name : * TIN FOOK KA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 618478 [Retrieve Address]

Block/House No. : 99

Street Name : **CORPORATION WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * EE HO INN

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : # -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507648463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624068490.69** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624068490.69** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002018190A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060557038 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002018190A

Date/Time : 01/11/2006 13:52

Transaction No : C060557038

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,179.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 1, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 7,000 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 7,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65 6878 5820
Fax: 65 6222 1035
www.dbs.com

06-18-003 (09/2004)
Co. Reg. No: 199901152M

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,648,463 | 1,624,068,490.69 | Before Exercise | 28,699,012 |
| Preference Shares* | - | - | Add Exercise | 7,000 | 72,800.00 | Less Exercise | (7,000) |
| Preference Shares # | - | - | After Exercise | 1,507,655,463 | 1,624,141,290.69 | After Exercise | 28,692,012 |

3. *Outstanding Warrants/TSRs* : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..............................

Designation : Vice President    Date : 1-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 7,000 | $10.40 | $72,800.00 | |
| 7,000 | Total value of shares exercised = | $72,800.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7000 / | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 / | | |
| unpaid : | 0 / | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D044296(9) | LO WING LOK WILSON | Individual |
| S1822124A | HO FOONG WAI | Individual |

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1822124A — Retrieve Details

Identification Type : * NRIC

Name : * HO FOONG WAI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 576702 — Retrieve Address

Block/House No. : 32

Street Name : **JALAN TELANG**

Unit : # -

Building/Estate Name : **SEMBAWANG HILLS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch — Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Identification No. is invalid.**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D044296(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LO WING LOK WILSON

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT B, 9TH FLOOR, TOWER 1, BEL AIR ON THE PEAK
ISLAND SOUTH

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507655463** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624141290.69** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624141290.69** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002018506A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060557371 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002018506A

Date/Time : 01/11/2006 15:16

Transaction No : C060557371

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,169.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

November 1, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 8,250 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 8,250 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 8,250 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,655,463 | 1,624,141,290.69 | Before Exercise | 28,692,012 |
| Preference Shares* | - | - | Add Exercise | 8,250 | 121,522.50 | Less Exercise | (8,250) |
| Preference Shares # | - | - | After Exercise | 1,507,663,713 | 1,624,262,813.19 | After Exercise | 28,683,762 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang　　Authorised Signature : ..............................

Designation : Vice President　　Date : 1-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- *Details of options granted and exercised in the Scheme*
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 8,250 | $14.73 | $121,522.50 | |
| 8,250 | Total value of shares exercised = | $121,522.50 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8250 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D044296(9) | LO WING LOK WILSON | Individual |
| S1810320F | YONG HO HSIANG | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1810320F [Retrieve Details]

Identification Type : * NRIC

Name : * YONG HO HSIANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469982 [Retrieve Address]

Block/House No. : 60

Street Name : **BAYSHORE ROAD**

Unit : # 19 - 08

Building/Estate Name : **BAYSHORE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3990

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D044296(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LO WING LOK WILSON

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT B, 9TH FLOOR, TOWER 1, BEL AIR ON THE PEAK
ISLAND SOUTH

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4260

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507663713** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624262813.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624262813.19** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002018721A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060557605 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002018721A

Date/Time : 01/11/2006 15:56

Transaction No : C060557605

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,159.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 1, 2006

**BY HAND**

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6535 0775

Attn : Ms Wan

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**
**APPLICATION FOR LISTING - EXERCISE OF OPTION**

1 We are pleased to advise that 720 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 720 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Florence Tan at 6878 6141 for any enquiries.

Yours faithfully



Sherylene Wang
Vice President
Secretariat

SW/ft

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 720 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,663,713 | 1,624,262,813.19 | Before Exercise | 28,683,762 |
| Preference Shares* | - | - | Add Exercise | 720 | 10,850.40 | Less Exercise | (720) |
| Preference Shares # | - | - | After Exercise | 1,507,664,433 | 1,624,273,663.59 | After Exercise | 28,683,042 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the *shareholders at the* Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..........

Designation : *Vice President*

Date : 1-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares *(unless the additional listing fee payable is covered in the previous payment)*

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 720 | $15.07 | $10,850.40 | |
| 720 | Total value of shares exercised = | $10,850.40 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution. or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 720 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D044296(9) | LO WING LOK WILSON | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D044296(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LO WING LOK WILSON

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : FLAT B, 9TH FLOOR, TOWER 1, BEL AIR ON THE PEAK
ISLAND SOUTH

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 720

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507664433** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624273663.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624273663.59** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002018764A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060557646 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002018764A

Date/Time : 01/11/2006 16:04

Transaction No : C060557646

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,149.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 2, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.



SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
WASH. D.C.
210
SECTION



DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 25,700 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,702,733 | 1,624,833,504.59 | Before Exercise | 28,644,742 |
| Preference Shares* | - | - | Add Exercise | 25,700 | 378,561.00 | Less Exercise | (25,700) |
| Preference Shares # | - | - | After Exercise | 1,507,728,433 | 1,625,212,065.59 | After Exercise | 28,619,042 |

3. Outstanding Warrants/TSRs. : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : *Sherylene Wang* Authorised Signature : 

Designation : *Vice President* Date : 2-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- *Details of options granted and exercised in the Scheme*
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 25,700 | $14.73 | $378,561.00 | |
| 25,700 | Total value of shares exercised = | $378,561.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 25700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1331694E | TONG CHI LIAN NEE LAM | Individual |
| S2166473A | WONG SIEW LIEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save Reset Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1331694E [Retrieve Details]

Identification Type : * NRIC

Name : * TONG CHI LIAN NEE LAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 266939 [Retrieve Address]

Block/House No. : 39

Street Name : **PRINCESS OF WALES ROAD**

Unit : # -

Building/Estate Name : **PRINCESS OF WALES PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 23700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507728433** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1625212065.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1625212065.59** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE


PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002020470A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060559570 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002020470A

Date/Time : 02/11/2006 14:18

Transaction No : C060559570

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,109.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,600 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,692,133 | 1,624,723,264.59 | Before Exercise | 28,655,342 |
| Preference Shares* | - | - | Add Exercise | 10,600 | 110,240.00 | Less Exercise | (10,600) |
| Preference Shares # | - | - | After Exercise | 1,507,702,733 | 1,624,833,504.59 | After Exercise | 28,644,742 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..............................

Designation : Vice President    Date : 2-Nov-06

Enclosures
- *A copy of the Return of Allotment filed with the ACRA*
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 10,600 | $10.40 | $110,240.00 | |
| 10,600 | Total value of shares exercised = | $110,240.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the *resolution or* the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10600 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1612156H | LOW JEE FUN | Individual |
| S7246205Z | THONG MING HUI AMELIA | Individual |

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7246205Z [Retrieve Details]

Identification Type : * NRIC

Name : * THONG MING HUI AMELIA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568011 [Retrieve Address]

Block/House No. : 48

Street Name : **ST. NICHOLAS VIEW**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1612156H [Retrieve Details]

Identification Type : * NRIC

Name : * LOW JEE FUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 425337 [Retrieve Address]

Block/House No. : 47

Street Name : **LORONG M TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507702733** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624833504.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624833504.59** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

**bizFILE**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002020420A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C060559521** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002020420A

Date/Time : 02/11/2006 14:03

Transaction No : C060559521

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,119.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,700 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,678,433 | 1,624,521,463.59 | Before Exercise | 28,669,042 |
| Preference Shares* | - | - | Add Exercise | 13,700 | 201,801.00 | Less Exercise | (13,700) |
| Preference Shares # | - | - | After Exercise | 1,507,692,133 | 1,624,723,264.59 | After Exercise | 28,655,342 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..........................................

Designation : Vice President

Date : 2-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 13,700 | $14.73 | $201,801.00 | |
| 13,700 | Total value of shares exercised = | $201,801.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Record saved successfully.**

**Power under Section 161 of the Companies Act ***

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 701913934 / JACKSON P. TAI<br>☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 13700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G594242(9) | LIU WA CHING DANNY | Individual |
| S1706558J | LEE SOCK KUEN MONICA | Individual |
| S2636336E | LESLIE SEOW HAN KAH | Individual |
| S6877021A | EILEEN LAU SHIANG YUEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2636336E [Retrieve Details]

Identification Type : * NRIC

Name : * LESLIE SEOW HAN KAH

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 429777 [Retrieve Address]

Block/House No. : 28

Street Name : **CARPMAEL ROAD**

Unit : # 04 - 01

Building/Estate Name : **SHEBA LODGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G594242(9) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LIU WA CHING DANNY

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 14/F, MAN YEE BUILDING, 68 DES VOEUX ROAD, CENTRAL, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1706558J [Retrieve Details]

Identification Type : * NRIC

Name : * LEE SOCK KUEN MONICA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 169481 [Retrieve Address]

Block/House No. : 5

Street Name : **JALAN MEMBINA**

Unit : # 02 - 01

Building/Estate Name : **CENTRAL GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6877021A [Retrieve Details]

Identification Type : * NRIC

Name : * EILEEN LAU SHIANG YUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127992 [Retrieve Address]

Block/House No. : 75

Street Name : **WEST COAST DRIVE**

Unit : # 04 - 08

Building/Estate Name : **HONG LEONG GARDEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507692133** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624723264.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624723264.59** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002019922A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060558940 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002019922A

Date/Time : 02/11/2006 10:48

Transaction No : C060558940

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,129.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 14,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,664,433 | 1,624,273,663.59 | Before Exercise | 28,683,042 |
| Preference Shares* | - | - | Add Exercise | 14,000 | 247,800.00 | Less Exercise | (14,000) |
| Preference Shares # | - | - | After Exercise | 1,507,678,433 | 1,624,521,463.59 | After Exercise | 28,669,042 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..................................

Designation : Vice President

Date : 2-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 14,000 | $17.70 | $247,800.00 | |
| 14,000 | Total value of shares exercised = | $247,800.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0003670F | SHU TING HOE | Individual |
| S1355702J | GOH LEE ENG | Individual |
| S1451533Z | TAN KOK SOON | Individual |
| S1589666C | TONG LAY KUEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1355702J / Retrieve Details

Identification Type : * NRIC

Name : * GOH LEE ENG /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 140157 Retrieve Address

Block/House No. : 157

Street Name : **MEI LING STREET** /

Unit : # 05 - 68

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1451533Z [Retrieve Details]

Identification Type : * NRIC

Name : * TAN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570262 [Retrieve Address]

Block/House No. : 262

Street Name : **BISHAN STREET 22**

Unit : # 09 - 287

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1589666C [Retrieve Details]

Identification Type : * NRIC

Name : * TONG LAY KUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456015 [Retrieve Address]

Block/House No. : 26

Street Name : **SIGLAP PLAIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0003670F [Retrieve Details]

Identification Type : * NRIC

Name : * SHU TING HOE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 537583 [Retrieve Address]

Block/House No. : 28

Street Name : **JALAN RENGKAM**

Unit : #

Building/Estate Name : **TAI PENG GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/11/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507678433** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1624521463.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1624521463.59** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/11/2006 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002019796A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060558791 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002019796A

Date/Time : 02/11/2006 10:16

Transaction No : C060558791

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,139.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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November 3, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
RECEIVED
NOV 27 2006
PROCESSING
WASH. D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 79,800 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,507,728,433<br>79,800<br>1,507,808,233 | 1,625,212,065.59<br>1,412,460.00<br>1,626,624,525.59 | Before Exercise<br>Less Exercise<br>After Exercise | 28,619,042<br>(79,800)<br>28,539,242 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ..............................

Designation : Vice President — Date : 3-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 79,800 | $17.70 | $1,412,460.00 | |
| 79,800 | Total value of shares exercised = | $1,412,460.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 79800 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D001229(6) | OR SIU HUNG | Individual |
| S0012104E | MRS LAM SIOK LOON | Individual |
| S1297054D | THAM YEU FATT | Individual |
| S1642874D | NG CHYE CHIOW | Individual |
| S1805337C | FOO SHER LENG PHYLLIS | Individual |
| S2539413E | KEH LEONG KEE @ KEH SIONG KEE | Individual |
| S2590884H | LIM YIN KIAT @ LIM ZIN KIAT | Individual |
| S6861087G | SANDEEP SINGH GILL | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1805337C [Retrieve Details]

Identification Type : * NRIC

Name : * FOO SHER LENG PHYLLIS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 556119 [Retrieve Address]

Block/House No. : 139

Street Name : **SERANGOON AVENUE 3**

Unit : # 07 - 06

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1642874D [Retrieve Details]

Identification Type : * NRIC

Name : * NG CHYE CHIOW

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 460547 [Retrieve Address]

Block/House No. : 547

Street Name : **BEDOK NORTH STREET 3**

Unit : # 03 - 1448

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2539413E [Retrieve Details]

Identification Type : * NRIC

Name : * KEH LEONG KEE @ KEH SIONG KEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118571 [Retrieve Address]

Block/House No. : 200

Street Name : **PASIR PANJANG ROAD**

Unit : # 02 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0012104E [Retrieve Details]

Identification Type : * NRIC

Name : * MRS LAM SIOK LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675 [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G001229(6) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * OR SIU HUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 26C BLOCK 4, CITY GARDEN, 233 ELECTRIC ROAD

HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local. Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1297054D [Retrieve Details]

Identification Type : * NRIC

Name : * THAM YEU FATT

Nationality : * SINGAPOREAN (301)

Mobile No : 96317707

Occupation :

Email Address : ALVINTHAM@DBS.COM

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 169483 [Retrieve Address]

Block/House No. : 9

Street Name : **JALAN MEMBINA**

Unit : # 10 - 03

Building/Estate Name : **CENTRAL GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6861087G [Retrieve Details]

Identification Type : * NRIC

Name : * SANDEEP SINGH GILL

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436887 [Retrieve Address]

Block/House No. : 7

Street Name : **TANJONG RHU ROAD**

Unit : # 13 - 02

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2590884H [Retrieve Details]

Identification Type : * NRIC

Name : * LIM YIN KIAT @ LIM ZIN KIAT

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787775 [Retrieve Address]

Block/House No. : 207

Street Name : **TAGORE AVENUE**

Unit : # -

Building/Estate Name : **GREEN MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 30000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507808233** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1626624525.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1626624525.59** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002022855A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060562159 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002022855A

Date/Time : 03/11/2006 16:34

Transaction No : C060562159

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,099.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 21,200 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,808,233 | 1,626,624,525.59 | Before Exercise | 28,539,242 |
| Preference Shares* | - | - | Add Exercise | 21,200 | 312,276.00 | Less Exercise | (21,200) |
| Preference Shares # | - | - | After Exercise | 1,507,829,433 | 1,626,936,801.59 | After Exercise | 28,518,042 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ..............................

Designation : Vice President — Date : 3-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 21,200 | $14.73 | $312,276.00 | |
| 21,200 | Total value of shares exercised = | $312,276.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 21200 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0079019B | KOK HAU LOONG | Individual |
| S1101747I | LIM TOK KIAK (MRS) | Individual |
| S1185328E | LEE HONG KIT | Individual |
| S1451282I | YEO BOON HUN | Individual |
| S1637948D | CHEE THONG SOO SALLY | Individual |
| S1815067J | LIM LOO TSE | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0079019B [Retrieve Details]

Identification Type : * NRIC

Name : * KOK HAU LOONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468826 [Retrieve Address]

Block/House No. : 33

Street Name : **JALAN HAJI SALAM**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1451282I [Retrieve Details]

Identification Type : * NRIC

Name : * YEO BOON HUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 806917 [Retrieve Address]

Block/House No. : 16

Street Name : **SELETAR TERRACE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1101747I Retrieve Details

Identification Type : * NRIC

Name : * LIM TOK KIAK (MRS)

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807332 Retrieve Address

Block/House No. : 76

Street Name : **SARACA VIEW**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1815067J [Retrieve Details]

Identification Type : * NRIC

Name : * LIM LOO TSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 786835 [Retrieve Address]

Block/House No. : 135

Street Name : **LENTOR STREET**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1637948D [Retrieve Details]

Identification Type : * NRIC

Name : * CHEE THONG SOO SALLY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570102 [Retrieve Address]

Block/House No. : 102

Street Name : **BISHAN STREET 12**

Unit : # 05 - 284

Building/Estate Name : **BISHAN VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1185328E Retrieve Details

Identification Type : * NRIC

Name : * LEE HONG KIT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538453 Retrieve Address

Block/House No. : 31

Street Name : **HOW SUN WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507829433** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1626936801.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1626936801.59** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002022947A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060562250 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002022947A

Date/Time : 03/11/2006 16:53

Transaction No : C060562250

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,089.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 5,600 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,829,433 | 1,626,936,801.59 | Before Exercise | 28,518,042 |
| Preference Shares* | - | - | Add Exercise | 5,600 | 58,240.00 | Less Exercise | (5,600) |
| Preference Shares # | - | - | After Exercise | 1,507,835,033 | 1,626,995,041.59 | After Exercise | 28,512,442 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..............................

Designation : Vice President

Date : 3-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,600 | $10.40 | $58,240.00 | |
| 5,600 | Total value of shares exercised = | $58,240.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5600 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S2716756Z | NILO R REYES | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2716756Z [Retrieve Details]

Identification Type : * NRIC

Name : * NILO R REYES

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 247855 [Retrieve Address]

Block/House No. : 31

Street Name : **TOMLINSON ROAD**

Unit : # 07 - 35

Building/Estate Name : **BEVERLY MAI**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507835033** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1626995041.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1626995041.59** | **86084215** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002023003A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060562314 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002023003A | Date/Time : 03/11/2006 17:08 |
| Transaction No | : C060562314 | Print |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,079.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 28,180 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,835,033 | 1,626,995,041.59 | Before Exercise | 28,512,442 |
| Preference Shares* | - | - | Add Exercise | 28,180 | 415,091.40 | Less Exercise | (28,180) |
| Preference Shares # | - | - | After Exercise | 1,507,863,213 | 1,627,410,132.99 | After Exercise | 28,484,262 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..................

Designation : Vice President    Date : 3-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 28,180 | $14.73 | $415,091.40 | |
| 28,180 | Total value of shares exercised = | $415,091.40 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 28180 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E978166(1) | LEE YUEN CHING KAREN | Individual |
| S6831074A | PHAU YEE MENG PEARLYN | Individual |
| S6861087G | SANDEEP SINGH GILL | Individual |

**bizFILE**

**LOCAL COMPANY TRANSACTIONS**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

Shareholder Category : * **Individual**

Identification No. : * E978166(1) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LEE YUEN CHING KAREN

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 51/F, BLOCK 3, OCEAN SHORES, TIU KING LING

NEW TERRITORIES, HONG KONG

**If Allottee is NOT an Individual** :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1980

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6831074A Retrieve Details

Identification Type : * NRIC

Name : * PHAU YEE MENG PEARLYN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 279280 Retrieve Address

Block/House No. : 41

Street Name : **GREENLEAF VIEW**

Unit : # -

Building/Estate Name : **BAN GUAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6861087G [Retrieve Details]

Identification Type : * NRIC

Name : * SANDEEP SINGH GILL

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436887 [Retrieve Address]

Block/House No. : 7

Street Name : **TANJONG RHU ROAD**

Unit : # 13 - 02

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 22800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1507863213 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1627410132.99 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1627410132.99 | 86084215 | 0 |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002023143A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060562490 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002023143A

Date/Time : 03/11/2006 17:52

Transaction No : C060562490

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,069.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 120 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,863,213 | 1,627,410,132.99 | Before Exercise | 28,484,262 |
| Preference Shares* | - | - | Add Exercise | 120 | 1,808.40 | Less Exercise | (120) |
| Preference Shares # | - | - | After Exercise | 1,507,863,333 | 1,627,411,941.39 | After Exercise | 28,484,142 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ............................

Designation : Vice President — *Date* : 3-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 120 | $15.07 | $1,808.40 | |
| 120 | Total value of shares exercised = | $1,808.40 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares: (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Capital Information**

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 120 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E978166(1) | LEE YUEN CHING KAREN | Individual |

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E978166(1) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LEE YUEN CHING KAREN

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : FLAT E, 51/F, BLOCK 3, OCEAN SHORES, TIU KING LING
NEW TERRITORIES, HONG KONG

***If Allottee is NOT an Individual* :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 120

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 03/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507863333** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1627411941.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1627411941.39** | **86084215** | **0** |


PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002023181A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060562536 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002023181A | Date/Time : 03/11/2006 18:08 |
| Transaction No | : C060562536 | Print |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,059.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 6, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH., D.C.
210
NOV 27 2006

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg. No 199901152M

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. *Stated how the additional shares for which listing is applied for rank with existing shares:-* **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,507,863,333<br>20,000<br>1,507,883,333 | 1,627,411,941.39<br>306,000.00<br>1,627,717,941.39 | Before Exercise<br>Less Exercise<br>After Exercise | 28,484,142<br>(20,000)<br>28,464,142 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. *We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.*



Name : Sherylene Wang  Authorised Signature : ..............................

Designation : Vice President  Date : 6-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 20,000 | $15.30 | $306,000.00 | |
| 20,000 | Total value of shares exercised = | $306,000.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes /
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 20000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0271618F | CHONG KIE CHEONG | Individual |

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0271618F [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG KIE CHEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269980 [Retrieve Address]

Block/House No. : 36

Street Name : **ALLAMANDA GROVE**

Unit : # -

Building/Estate Name : **ALLAMANDA GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507883333** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1627717941.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1627717941.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the *BizFile* Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

**biz FILE**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002024463A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C060564234** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002024463A

Date/Time : 06/11/2006 15:16

Transaction No : C060564234

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,049.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,883,333 | 1,627,717,941.39 | Before Exercise | 28,464,142 |
| Preference Shares* | - | - | Add Exercise | 9,000 | 159,300.00 | Less Exercise | (9,000) |
| Preference Shares # | - | - | After Exercise | 1,507,892,333 | 1,627,877,241.39 | After Exercise | 28,455,142 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang　　Authorised Signature : 

Designation : Vice President　　Date : 6-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 9,000 | $17.70 | $159,300.00 | |
| 9,000 | Total value of shares exercised = | $159,300.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save  Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 9000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save Delete Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1359154G | NG SER TONG | Individual |
| S1451533Z | TAN KOK SOON | Individual |
| S1557545Z | TEO PIT KOON | Individual |
| S1805337C | FOO SHER LENG PHYLLIS | Individual |
| S2706397G | ANDREW DAVID CHARLES GLAUSER | Individual |

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1359154G ✓ [Retrieve Details]

Identification Type : * NRIC ✓

Name : * NG SER TONG ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 ✓ [Retrieve Address]

Block/House No. : 8 ✓

Street Name : **HOUGANG STREET 92** ✓

Unit : # 12 - 03 ✓

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1805337C ✓ Retrieve Details

Identification Type : * NRIC ✓

Name : * FOO SHER LENG PHYLLIS ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556119 ✓ Retrieve Address

Block/House No. : 139 ✓

Street Name : **SERANGOON AVENUE 3** ✓

Unit : # 07 - 06 ✓

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1557545Z [Retrieve Details]

Identification Type : * NRIC

Name : * TEO PIT KOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510110 [Retrieve Address]

Block/House No. : 110

Street Name : **PASIR RIS STREET 11**

Unit : # 03 - 619

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1451533Z  Retrieve Details

Identification Type : * NRIC

Name : * TAN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570262  Retrieve Address

Block/House No. : 262

Street Name : **BISHAN STREET 22**

Unit : # 09 - 287

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch  Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507892333** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1627877241.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1627877241.39** | **86084215** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

**bizFILE**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002024562A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060564322 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002024562A

Date/Time : 06/11/2006 15:37

Transaction No : C060564322

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,039.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 15,500 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,892,333 | 1,627,877,241.39 | Before Exercise | 28,455,142 |
| Preference Shares* | - | - | Add Exercise | 15,500 | 228,315.00 | Less Exercise | (15,500) |
| Preference Shares # | - | - | After Exercise | 1,507,907,833 | 1,628,105,556.39 | After Exercise | 28,439,642 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang    Authorised Signature : 

Designation : Vice President    Date : 6-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 15,500 | $14.73 | $228,315.00 | |
| 15,500 | Total value of shares exercised = | $228,315.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| | ☐ HA9016000 / LEUNG CHUN TING |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15500 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
| --- | --- | --- |
| S1169622H | JOAN TING-WONG PING EE, MRS | Individual |
| S2703957Z | DAVID JOHN WALKER-SMITH | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Postal code is invalid.**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2703957Z Retrieve Details

Identification Type : * NRIC

Name : * DAVID JOHN WALKER-SMITH

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 0 Retrieve Address

Block/House No. : 47

Street Name : **FORD AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : THE LARCHES, 22 CLAREMONT ROAD, CLAYGATE

SURREY, ENGLAND

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1169622H [Retrieve Details]

Identification Type : * NRIC

Name : * TING PING EE JOAN MARIA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807520 [Retrieve Address]

Block/House No. : 31

Street Name : **SARACA DRIVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507907833** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1628105556.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1628105556.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002024605A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060564370 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002024605A

Date/Time : 06/11/2006 15:48

Transaction No : C060564370

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,029.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 49,400 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,907,833 | 1,628,105,556.39 | Before Exercise | 28,439,642 |
| *Preference Shares** | - | - | Add Exercise | 49,400 | 513,760.00 | Less Exercise | (49,400) |
| Preference Shares # | - | - | After Exercise | 1,507,957,233 | 1,628,619,316.39 | After Exercise | 28,390,242 |

3. *Outstanding Warrants/TSRs* : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the *Extraordinary General Meeting held* on 18 September 1999.



Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 6-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 49,400 | $10.40 | $513,760.00 | |
| 49,400 | Total value of shares exercised = | $513,760.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 49400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E7034150 | MARK BRYANT | Individual |
| S0150044I | HONG TUCK KUN | Individual |
| S1264052H | HOEW WAI MUN | Individual |
| S2606454F | KOK AIK LIM | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E7034150 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * MARK BRYANT

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347 Retrieve Address

Block/House No. : 9

Street Name : **PRESTON ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2606454F [Retrieve Details]

Identification Type : * NRIC

Name : * KOK AIK LIM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 932 WEST DUARTE RD #2, ARCADIA, CA 91007, USA

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

biz FILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1264052H Retrieve Details

Identification Type : * NRIC

Name : * HOEW WAI MUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 419926 Retrieve Address

Block/House No. : 537

Street Name : **CHANGI ROAD**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 11500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S01500441 [Retrieve Details]

Identification Type : * NRIC

Name : * HONG TUCK KUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 546090 [Retrieve Address]

Block/House No. : 30

Street Name : **SANDILANDS ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 31800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507957233** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1628619316.39** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1628619316.39** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002024672A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060564439 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002024672A

Date/Time : 06/11/2006 16:01

Transaction No : C060564439

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,019.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,530 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,957,233 | 1,628,619,316.39 | Before Exercise | 28,390,242 |
| Preference Shares* | - | - | Add Exercise | 1,530 | 22,536.90 | Less Exercise | (1,530) |
| Preference Shares # | - | - | After Exercise | 1,507,958,763 | 1,628,641,853.29 | After Exercise | 28,388,712 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 6-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- *Details of options granted and exercised in the Scheme*
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,530 | $14.73 | $22,536.90 | |
| 1,530 | Total value of shares exercised = | $22,536.90 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1530 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

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bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G043069(1) | LI HO CHING CARMEN | Individual |
| S2606454F | KOK AIK LIM | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2606454F [Retrieve Details]

Identification Type : * NRIC

Name : * KOK AIK LIM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 932 WEST DUARTE RD #2, ARCADIA, CA 91007, USA

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 570

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Identification No. is invalid.**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G043069(1) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LI HO CHING CARMEN

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : 18C WOODLAND COURT, DISCOVERY BAY, LANTAU ISLAND, HONG KONG, CHINA

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 960

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507958763** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1628641853.29** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1628641853.29** | **86084215** | **0** |





**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002024870A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060564601 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002024870A

Date/Time : 06/11/2006 16:40

Transaction No : C060564601

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,009.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 570 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. *Stated how the additional shares for which listing is applied for rank with existing shares:-* **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,958,763 | 1,628,641,853.29 | Before Exercise | 28,388,712 |
| Preference Shares* | - | - | Add Exercise | 570 | 8,589.90 | Less Exercise | (570) |
| Preference Shares # | - | - | After Exercise | 1,507,959,333 | 1,628,650,443.19 | After Exercise | 28,388,142 |

3. *Outstanding Warrants/TSRs* : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 6-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (*unless the additional listing fee payable is covered in the previous payment*)

*Non-Voting Convertible Preference Shares

# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 570 | $15.07 | $8,589.90 | |
| 570 | Total value of shares exercised = | $8,589.90 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 570 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G043069(1) | LI HO CHING CARMEN | Individual |
| S2606454F | KOK AIK LIM | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2606454F / Retrieve Details

Identification Type : * NRIC /

Name : * KOK AIK LIM /

Nationality : * SINGAPORE P.R. (300) /

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign /

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 932 WEST DUARTE RD #2, ARCADIA, CA 91007, USA /

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 180

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G043069(1) / Retrieve Details

Identification Type : * PASSPORT/ OTHERS /

Name : * LI HO CHING CARMEN /

Nationality : * CHINESE (336) /

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign /

Local Address (* If Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 18C WOODLAND COURT, DISCOVERY BAY, LANTAU ISLAND, HONG KONG, CHINA /

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 390

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 06/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507959333** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1628650443.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1628650443.19** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ⦿ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002024908A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060564644 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002024908A

Date/Time : 06/11/2006 16:47

Transaction No : C060564644

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share | 10.00 | 1 | 10.00 |
| | **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD | | | |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 999.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

November 7, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
RECEIVED
NOV 27 2006
WASH, D.C.
210
PROCESSING
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,959,333 | 1,628,650,443.19 | Before Exercise | 28,388,142 |
| Preference Shares* | - | - | Add Exercise | 5,000 | 88,500.00 | Less Exercise | (5,000) |
| Preference Shares # | - | - | After Exercise | 1,507,964,333 | 1,628,738,943.19 | After Exercise | 28,383,142 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..............................

Designation : Vice President

Date : 7-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,000 | $17.70 | $88,500.00 | |
| 5,000 | Total value of shares exercised = | $88,500.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9016060 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :



(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0180405G | SEOW KHENG HEE | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0180405G

Retrieve Details

Identification Type : * NRIC

Name : * SEOW KHENG HEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268165 Retrieve Address

Block/House No. : 151H

Street Name : **KING'S ROAD**

Unit : # 12 - 30

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507964333** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1628738943.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1628738943.19** | **86084215** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002026090A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060565949 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002026090A

Date/Time : 07/11/2006 14:40

Transaction No : C060565949

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 984.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,507,964,333<br>15,000<br>1,507,979,333 | 1,628,738,943.19<br>220,950.00<br>1,628,959,893.19 | Before Exercise<br>Less Exercise<br>After Exercise | 28,383,142<br>(15,000)<br>28,368,142 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sheryelene Wang — Authorised Signature : ..............................

Designation : Vice President — Date : 7-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 15,000 | $14.73 | $220,950.00 | |
| 15,000 | Total value of shares exercised = | $220,950.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares:

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save  Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1597058H | LEE SENG HWANG | Individual |
| S2668714D | CHAN CHOW CHUEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1597058H Retrieve Details

Identification Type : * NRIC

Name : * LEE SENG HWANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 670213 Retrieve Address

Block/House No. : 213

Street Name : **PETIR ROAD**

Unit : # 05 - 503

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2668714D Retrieve Details

Identification Type : * NRIC

Name : * CHAN CHOW CHUEN

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 259725 Retrieve Address

Block/House No. : 361

Street Name : **BUKIT TIMAH ROAD**

Unit : # 10 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507979333** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1628959893.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1628959893.19** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002026119A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060565983 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002026119A

Date/Time : 07/11/2006 14:48

Transaction No : C060565983

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 974.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   *(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,507,979,333<br>3,000<br>1,507,982,333 | 1,628,959,893.19<br>36,810.00<br>1,628,996,703.19 | Before Exercise<br>Less Exercise<br>After Exercise | 28,368,142<br>(3,000)<br>28,365,142 |

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 7-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,000 | $12.27 | $36,810.00 | |
| 3,000 | Total value of shares exercised = | $36,810.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E792833(9) | LAI LAI HAN | Individual |

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

Shareholder Category : * **Individual**

Identification No. : * **E792833(9)**

Identification Type : * **PASSPORT/ OTHERS**

Name : * LAI LAI HAN

Nationality : * CHINESE (336)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 1, 3/F, BLK A, PENINSULA HEIGHTS, 63 BROADCAST DRIVE, KOWLOON, HONG KONG

| Class of Shares | Currency | Share Group | Shares Allotted | Total number of shares after allotment |
|---|---|---|---|---|
| Ordinary | SINGAPORE DOLLAR (099) | | 3000 | 3000 |

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | Shareholders list after the allotment | Summary of Capital

Please fill in the following information. Fields marked * must be completed.

### Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : **Ordinary**

c) Currency : **SINGAPORE DOLLAR**

d) Date of allotment : 07/11/2006

Save | Reset | Delete | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1507982333** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1628996703.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1628996703.19** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/11/2006 |

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**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002026196A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060566078 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002026196A

Date/Time : 07/11/2006 15:13

Transaction No : C060566078

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 964.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 63,060 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, *to furnish the following details:-*

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,507,982,333 | 1,628,996,703.19 | Before Exercise | 28,365,142 |
| Preference Shares* | - | - | Add Exercise | 63,060 | 655,824.00 | Less Exercise | (63,060) |
| Preference Shares # | - | - | After Exercise | 1,508,045,393 | 1,629,652,527.19 | After Exercise | 28,302,082 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the *Extraordinary* General Meeting held on 18 September 1999.



Name : Sherylene Wang | Authorised Signature : ..............................

Designation : Vice President | Date : 7-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of *share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 63,060 | $10.40 | $655,824.00 | |
| 63,060 | Total value of shares exercised = | $655,824.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 63060 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0150044I | HONG TUCK KUN | Individual |
| S1243747A | KOH POH CHYE | Individual |
| S1717426F | YEO LEE KIAN | Individual |
| S1808486D | TAN SUAN HEOK | Individual |
| S7115346J | CHENG SHIN MIN | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1243747A / [Retrieve Details]

Identification Type : * NRIC /

Name : * KOH POH CHYE /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278735 [Retrieve Address]

Block/House No. : 15 /

Street Name : **HOLLAND HILL** /

Unit : # 01 - 12 /

Building/Estate Name : **OLINA LODGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1717426F / [Retrieve Details]

Identification Type : * NRIC /

Name : * YEO LEE KIAN /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159958 [Retrieve Address]

Block/House No. : 370E /

Street Name : **ALEXANDRA ROAD** /

Unit : # 08 - 07 /

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7115346J [Retrieve Details]

Identification Type : * NRIC

Name : * CHENG SHIN MIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 575325 [Retrieve Address]

Block/House No. : 31

Street Name : **SOO CHOW WAY**

Unit : # -

Building/Estate Name : **NEW SOO CHOW GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1808486D [Retrieve Details]

Identification Type : * NRIC

Name : * TAN SUAN HEOK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 470717 [Retrieve Address]

Block/House No. : 717

Street Name : **BEDOK RESERVOIR ROAD**

Unit : # 10 - 4524

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 13760

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S01500441 Retrieve Details

Identification Type : * NRIC

Name : * HONG TUCK KUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 546090 Retrieve Address

Block/House No. : 30

Street Name : **SANDILANDS ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 40000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 07/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508045393** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1629652527.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1629652527.19** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/11/2006 |

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**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

**bizFILE**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002026264A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060566148 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002026264A | Date/Time : 07/11/2006 15:34 |
| Transaction No | : C060566148 | Print |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 954.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

November 8, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
PROCESSING
RECEIVED
NOV 27 2006
WASH. D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,045,393 | 1,629,652,527.19 | Before Exercise | 28,302,082 |
| Preference Shares* | - | - | Add Exercise | 20,000 | 306,000.00 | Less Exercise | (20,000) |
| Preference Shares # | - | - | After Exercise | 1,508,065,393 | 1,629,958,527.19 | After Exercise | 28,282,082 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ........................

Designation : Vice President — Date : 8-Nov-06

Enclosures.
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 20,000 | $15.30 | $306,000.00 | |
| 20,000 | Total value of shares exercised = | $306,000.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

If a director/ secretary signed the above, please select accordingly :

☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 20000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1179160C | WONG PECK SIM | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1179160C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN PECK SIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248677 [Retrieve Address]

Block/House No. : 12

Street Name : **ONE TREE HILL**

Unit : # 01 - 04

Building/Estate Name : **ONE TREE HILL GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000



b) Class of shares allotted : Ordinary



c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508065393** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1629958527.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1629958527.19** | **86084215** | **0** |



**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002028432A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060568421 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002028432A

Date/Time : 08/11/2006 16:57

Transaction No : C060568421

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 864.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,065,393 | 1,629,958,527.19 | Before Exercise | 28,282,082 |
| Preference Shares* | - | - | Add Exercise | 8,000 | 141,600.00 | Less Exercise | (8,000) |
| Preference Shares # | - | - | After Exercise | 1,508,073,393 | 1,630,100,127.19 | After Exercise | 28,274,082 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 8-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 8,000 | $17.70 | $141,600.00 | |
| 8,000 | Total value of shares exercised = | $141,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0201412B | CECILIA LEE | Individual |
| S1104623A | Lim King Seng | Individual |
| S1359154G | NG SER TONG | Individual |
| S2166473A | WONG SIEW LIEN | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0201412B [Retrieve Details]

Identification Type : * NRIC

Name : * LEE CECILIA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807440 [Retrieve Address]

Block/House No. : 91

Street Name : **SARACA ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1359154G [Retrieve Details]

Identification Type : * NRIC

Name : * NG SER TONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538686 [Retrieve Address]

Block/House No. : 8

Street Name : **HOUGANG STREET 92**

Unit : # 12 - 03

Building/Estate Name : **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* If Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508073393** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1630100127.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1630100127.19** | **86084215** | **0** |

bizFILE



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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002028495A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060568494 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002028495A

Transaction No : C060568494

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 08/11/2006 17:16

Print

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 854.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 14,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,073,393 | 1,630,100,127.19 | Before Exercise | 28,274,082 |
| Preference Shares* | - | - | Add Exercise | 14,000 | 206,220.00 | Less Exercise | (14,000) |
| Preference Shares # | - | - | After Exercise | 1,508,087,393 | 1,630,306,347.19 | After Exercise | 28,260,082 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..........

Designation : Vice President    Date : 8-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
| --- | --- | --- | --- |
| 14,000 | $14.73 | $206,220.00 | |
| 14,000 | Total value of shares exercised = | $206,220.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1695894H | LING PUAY HWA | Individual |
| S2555863D | HONG KEAH HUAT | Individual |
| S7040658F | LOO HOCK LEONG | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2555863D ✓ Retrieve Details

Identification Type : * NRIC ✓

Name : * HONG KEAH HUAT ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign ✓

Local Address (* if Address Type is Local Address)

Postal Code : 546687 ✓ Retrieve Address

Block/House No. : 137 ✓

Street Name : **POH HUAT ROAD WEST** ✓

Unit : # 02 - 01 ✓

Building/Estate Name : **NOVELLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1695894H [Retrieve Details]

Identification Type : * NRIC

Name : * LING PUAY HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 547883 [Retrieve Address]

Block/House No. : 9D

Street Name : **LEITH ROAD**

Unit : #  -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7040658F

Retrieve Details

Identification Type : * NRIC

Name : * LOO HOCK LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 540245 Retrieve Address

Block/House No. : 245

Street Name : **COMPASSVALE ROAD**

Unit : # 15 - 654

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 11000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508087393** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1630306347.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1630306347.19** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002028530A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060568541 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002028530A

Date/Time : 08/11/2006 17:25

Transaction No : C060568541

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 844.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 28,600 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,087,393<br>28,600<br>1,508,115,993 | 1,630,306,347.19<br>297,440.00<br>1,630,603,787.19 | Before Exercise<br>Less Exercise<br>After Exercise | 28,260,082<br>(28,600)<br>28,231,482 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang　　Authorised Signature : ....................

Designation : Vice President　　Date : 8-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 28,600 | $10.40 | $297,440.00 | |
| 28,600 | Total value of shares exercised = | $297,440.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9010000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.



**Capital Information**

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 28600 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0012104E | MRS LAM SIOK LOON | Individual |
| S6813657A | LIN PANG KUANG PAMELA | Individual |
| S7040658F | LOO HOCK LEONG | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6813657A ✓ Retrieve Details

Identification Type : * NRIC ✓

Name : * LIN PANG KUANG PAMELA ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 567748 ✓ Retrieve Address

Block/House No. : 16 ✓

Street Name : **ANG MO KIO CENTRAL 3**

Unit : # 04 - 26 ✓

Building/Estate Name : **GRANDEUR 8**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7040658F — Retrieve Details

Identification Type : * NRIC

Name : * LOO HOCK LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 540245 — Retrieve Address

Block/House No. : 245

Street Name : **COMPASSVALE ROAD**

Unit : # 15 - 654

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch — Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0012104E

Retrieve Details

Identification Type : * NRIC

Name : * GAN SIOK LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675 Retrieve Address

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* If Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 17500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508115993** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1630603787.19** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1630603787.19** | **86084215** | **0** |

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

## Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002028563A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060568578 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002028563A

Date/Time : 08/11/2006 17:35

Transaction No : C060568578

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 834.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 14,820 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,115,993 | 1,630,603,787.19 | Before Exercise | 28,231,482 |
| Preference Shares* | - | - | Add Exercise | 14,820 | 218,298.60 | Less Exercise | (14,820) |
| Preference Shares # | - | - | After Exercise | 1,508,130,813 | 1,630,822,085.79 | After Exercise | 28,216,662 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ..............................

Designation : Vice President — Date : 8-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 14,820 | $14.73 | $218,298.60 | |
| 14,820 | Total value of shares exercised = | $218,298.60 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14820 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
| --- | --- | --- |
| S7040658F | LOO HOCK LEONG | Individual |
| Z7501042 | BRENT NELSON SMITH | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7040658F / Retrieve Details

Identification Type : * NRIC /

Name : * LOO HOCK LEONG /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign /

Local Address (* if Address Type is Local Address)

Postal Code : 540245 / Retrieve Address

Block/House No. : 245 /

Street Name : **COMPASSVALE ROAD**

Unit : # 15 - 654 /

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3420

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * Z7501042 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * BRENT NELSON SMITH

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 279776 Retrieve Address

Block/House No. : 23A

Street Name : **EWART PARK**

Unit : # -

Building/Estate Name : **EWART PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 11400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508130813 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1630822085.79 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1630822085.79 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002028588A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060568598 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002028588A

Date/Time : 08/11/2006 17:42

Transaction No : C060568598

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 824.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,830 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,130,813 | 1,630,822,085.79 | Before Exercise | 28,216,662 |
| Preference Shares* | - | - | Add Exercise | 1,830 | 27,578.10 | Less Exercise | (1,830) |
| Preference Shares # | - | - | After Exercise | 1,508,132,643 | 1,630,849,663.89 | After Exercise | 28,214,832 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ........................................

Designation : Vice President

Date : 8-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- *Details of options granted and exercised in the Scheme*
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,830 | $15.07 | $27,578.10 | |
| 1,830 | Total value of shares exercised = | $27,578.10 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1830 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S7040658F | LOO HOCK LEONG | Individual |
| S7729056G | HOO PAULINE | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7729056G ✓ Retrieve Details

Identification Type : * NRIC ✓

Name : * HOO PAULINE ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign ✓

Local Address (* if Address Type is Local Address)

Postal Code : 768428 ✓ Retrieve Address

Block/House No. : 26 ✓

Street Name : **CANBERRA DRIVE** ✓

Unit : # 11 - 15 ✓

Building/Estate Name : **YISHUN EMERALD** ✓

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 630

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7040658F — Retrieve Details

Identification Type : * NRIC

Name : * LOO HOCK LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 540245 — Retrieve Address

Block/House No. : 245

Street Name : **COMPASSVALE ROAD**

Unit : # 15 - 654

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch — Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 08/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508132643 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1630849663.89 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1630849663.89 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002028616A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060568626 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002028616A

Date/Time : 08/11/2006 17:51

Transaction No : C060568626

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 814.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

November 9, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2006
WASH. D.C.
210

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg. No: 199901152M

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,132,643<br>9,000<br>1,508,141,643 | 1,630,849,663.89<br>137,700.00<br>1,630,987,363.89 | Before Exercise<br>Less Exercise<br>After Exercise | 28,214,832<br>(9,000)<br>28,205,832 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :



Designation : Vice President

Date : 9-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 9,000 | $15.30 | $137,700.00 | |
| 9,000 | Total value of shares exercised = | $137,700.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 9000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1229066G | CHAN YOW PHONG | Individual |
| S1387104C | TAN CHEE KEON | Individual |
| S1538228G | LEONG SYN YEE | Individual |
| S1606782B | LIM WEI TONG PHILIP | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1229066G — Retrieve Details

Identification Type : * NRIC

Name : * CHAN YOW PHONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 680271 — Retrieve Address

Block/House No. : 271

Street Name : **CHOA CHU KANG AVENUE 2**

Unit : # 06 - 257

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch — Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1387104C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN CHEE KEON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 688490 [Retrieve Address]

Block/House No. : 170

Street Name : **VERDE CRESCENT**

Unit : # -

Building/Estate Name : **VILLA VERDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1606782B [Retrieve Details]

Identification Type : * NRIC

Name : * LIM WEI TONG PHILIP

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 248793 [Retrieve Address]

Block/House No. : 40

Street Name : **MOUNT ECHO PARK**

Unit : # -

Building/Estate Name : **MOUNT ECHO PARK**

Foreign Address (* If Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1538228G    Retrieve Details

Identification Type : * NRIC

Name : * LEONG SYN YEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 489381    Retrieve Address

Block/House No. : 19

Street Name : **HARVEY CRESCENT**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch    Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508141643** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1630987363.89** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1630987363.89** | **86084215** | **0** |

bizFILE


PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

biz FILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002030089A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060570234 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002030089A

Date/Time : 09/11/2006 16:57

Transaction No : C060570234

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 804.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,141,643 | 1,630,987,363.89 | Before Exercise | 28,205,832 |
| Preference Shares* | - | - | Add Exercise | 2,000 | 35,400.00 | Less Exercise | (2,000) |
| Preference Shares # | - | - | After Exercise | 1,508,143,643 | 1,631,022,763.89 | After Exercise | 28,203,832 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang  Authorised Signature : ..............................

*Designation* : *Vice President*  Date : 9-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for *S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)*

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 2,000 | $17.70 | $35,400.00 | |
| 2,000 | Total value of shares exercised = | $35,400.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

| | Ordinary | Preference | Others |
|---|---|---|---|
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1825722Z | LIM KING HWEE | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1825722Z [Retrieve Details]

Identification Type : * NRIC

Name : * LIM KING HWEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 276952 [Retrieve Address]

Block/House No. : 29

Street Name : **MOUNT SINAI RISE**

Unit : # 05 - 03

Building/Estate Name : **MARBELLA, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508143643** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1631022763.89** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1631022763.89** | **86084215** | **0** |


PAYMENTS



**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002030111A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060570251 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002030111A | Date/Time : 09/11/2006 17:01 |
| Transaction No | : C060570251 | Print |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 794.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 5,100 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,143,643 | 1,631,022,763.89 | Before Exercise | 28,203,832 |
| Preference Shares* | - | - | Add Exercise | 5,100 | 75,123.00 | Less Exercise | (5,100) |
| Preference Shares # | - | - | After Exercise | 1,508,148,743 | 1,631,097,886.89 | After Exercise | 28,198,732 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the *Extraordinary General Meeting held on 18 September 1999.*

Name : Sherylene Wang

Authorised Signature : 

*Designation* : Vice President

Date : 9-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- *Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares* (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,100 | $14.73 | $75,123.00 | |
| 5,100 | Total value of shares exercised = | $75,123.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

☐ HA9010000 / LEONG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | (checkbox list above) |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5100 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E531082(6) | SZE CHO WANG | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E531082(6) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * SZE CHO WANG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 11/F, THE CENTER, 99 QUEEN'S ROAD CENTRAL
CENTRAL, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save Reset Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508148743** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1631097886.89** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1631097886.89** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002030129A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060570269 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002030129A

Date/Time : 09/11/2006 17:06

Transaction No : C060570269

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 784.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 210 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,148,743 | 1,631,097,886.89 | Before Exercise | 28,198,732 |
| Preference Shares* | - | - | Add Exercise | 210 | 3,164.70 | Less Exercise | (210) |
| Preference Shares # | - | - | After Exercise | 1,508,148,953 | 1,631,101,051.59 | After Exercise | 28,198,522 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : 

Designation : Vice President

Date : 9-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 210 | $15.07 | $3,164.70 | |
| 210 | Total value of shares exercised = | $3,164.70 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 210 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G358292(1) | LOOK WAI YI | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G358292(1) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LOOK WAI YI

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 16A NAM HOI MANSION, TAIKOOSHING

HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 210

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508148953** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1631101051.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1631101051.59** | **86084215** | **0** |

bizFILE

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**Payment Application**

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002030144A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060570289 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002030144A

Date/Time : 09/11/2006 17:11

Transaction No : C060570289

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 774.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

November 10, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 set(s) of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Yvonne Lee
Bank Executive
(65) 6878 8841

encs


SEC MAIL
RECEIVED
PROCESSING
NOV 27 2006
WASH, D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 8,500 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,148,953<br>8,500<br>1,508,157,453 | 1,631,101,051.59<br>150,450.00<br>1,631,251,501.59 | Before Exercise<br>Less Exercise<br>After Exercise | 28,198,522<br>(8,500)<br>28,190,022 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang — Authorised Signature : ..............................

Designation : Vice President — Date : 9-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 8,500 | $17.70 | $150,450.00 | |
| 8,500 | Total value of shares exercised = | $150,450.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

☐ HA9016000 / LEUNG CHUN YING

| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

biz FILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0156263J | PETER YOW CHUNG WAH | Individual |
| S1355702J | GOH LEE ENG | Individual |
| S1825722Z | LIM KING HWEE | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1825722Z ✓ Retrieve Details

Identification Type : * NRIC ✓

Name : * LIM KING HWEE ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 276952 ✓ Retrieve Address

Block/House No. : 29 ✓

Street Name : **MOUNT SINAI RISE**

Unit : # 05 - 03 ✓

Building/Estate Name : **MARBELLA, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1355702J [Retrieve Details]

Identification Type : * NRIC

Name : * GOH LEE ENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 140157 [Retrieve Address]

Block/House No. : 157

Street Name : **MEI LING STREET**

Unit : # 05 - 68

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0156263J [Retrieve Details]

Identification Type : * NRIC

Name : * PETER YOW CHUNG WAH

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 809176 [Retrieve Address]

Block/House No. : 17

Street Name : **JALAN JARAK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508157453 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1631251501.59 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1631251501.59 | 86084215 | 0 |

**bizFILE**

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/11/2006 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002030173A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060570321 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002030173A

Date/Time : 09/11/2006 17:18

Transaction No : C060570321

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 764.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,157,453 | 1,631,251,501.59 | Before Exercise | 28,190,022 |
| Preference Shares* | - | - | Add Exercise | 3,000 | 44,190.00 | Less Exercise | (3,000) |
| Preference Shares # | - | - | After Exercise | 1,508,160,453 | 1,631,295,691.59 | After Exercise | 28,187,022 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang    Authorised Signature : ..............................

Designation : Vice President    Date : 9-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,000 | $14.73 | $44,190.00 | |
| 3,000 | Total value of shares exercised = | $44,190.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S7135273J | TOH LAI WEE | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7135273J [Retrieve Details]

Identification Type : * NRIC

Name : * TOH LAI WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 479234 [Retrieve Address]

Block/House No. : 6

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 08 - 15

Building/Estate Name : **CLEARWATER, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508160453** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1631295691.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1631295691.59** | **86084215** | **0** |


PAYMENTS



**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002030190A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060570337 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002030190A

Date/Time : 09/11/2006 17:23

Transaction No : C060570337

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 754.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

November 13, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Florence Tan
Analyst
(65) 6878 6141

Encs.


SEC MAIL
RECEIVED
PROCESSING
NOV 27 2006
WASH. D.C.
210
SECTION

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 40,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,160,453 | 1,631,295,691.59 | Before Exercise | 28,187,022 |
| Preference Shares* | - | - | Add Exercise | 40,000 | 708,000.00 | Less Exercise | (40,000) |
| Preference Shares # | - | - | After Exercise | 1,508,200,453 | 1,632,003,691.59 | After Exercise | 28,147,022 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..............................

Designation : Vice President

Date : 13-Nov-06

*Enclosures*

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- *Details of options granted and exercised in the Scheme*
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 40,000 | $17.70 | $708,000.00 | |
| 40,000 | Total value of shares exercised = | $708,000.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

**bizFILE**

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 40000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1230249E | ONG HONG SENG | Individual |
| S2604653Z | MA CHUEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1230249E [Retrieve Details]

Identification Type : * NRIC

Name : * ONG HONG SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 455935 [Retrieve Address]

Block/House No. : 452

Street Name : **SIGLAP ROAD**

Unit : # 02 - 06

Building/Estate Name : **FLAMINGO VALLEY**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2604653Z ✓ [Retrieve Details]

Identification Type : * NRIC ✓

Name : * MA CHUEN ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 299194 [Retrieve Address]

Block/House No. : 1 ✓

Street Name : **JALAN ILMU** ✓

Unit : # -

Building/Estate Name : **CAPITOL PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save Reset Back

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508200453** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1632003691.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1632003691.59** | **86084215** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002033213A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060573834 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002033213A

Date/Time : 13/11/2006 14:26

Transaction No : C060573834

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 649.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,200,453<br>6,000<br>1,508,206,453 | 1,632,003,691.59<br>88,380.00<br>1,632,092,071.59 | Before Exercise<br>Less Exercise<br>After Exercise | 28,147,022<br>(6,000)<br>28,141,022 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang | Authorised Signature : 

Designation : Vice President | Date : 13-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 6,000 | $14.73 | $88,380.00 | |
| 6,000 | Total value of shares exercised = | $88,380.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Power under Section 161 of the Companies Act ***

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

☐HA9016000 / LEONG CHUN YING

If a director/ secretary signed the above, please select accordingly :

☐S0016173Z / KOH BOON HWEE
☐S0040556F / GOH GEOK LING
☐S0114104Z / HENG LEE CHENG
☐S0234644C / KWA CHONG SENG
☐S0820599Z / ANG KONG HUA
☐S1462421Z / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S2604653Z | MA CHUEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2604653Z [Retrieve Details]

Identification Type : * NRIC

Name : * MA CHUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 299194 [Retrieve Address]

Block/House No. : 1

Street Name : **JALAN ILMU**

Unit : # -

Building/Estate Name : **CAPITOL PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508206453** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1632092071.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1632092071.59** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002033232A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060573854 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002033232A

Date/Time : 13/11/2006 14:30

Transaction No : C060573854

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share | 10.00 | 1 | 10.00 |
| | **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD | | | |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 639.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,206,453 | 1,632,092,071.59 | Before Exercise | 28,141,022 |
| Preference Shares* | - | - | Add Exercise | 1,000 | 12,270.00 | Less Exercise | (1,000) |
| Preference Shares # | - | - | After Exercise | 1,508,207,453 | 1,632,104,341.59 | After Exercise | 28,140,022 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the *Extraordinary General Meeting held on 18 September 1999.*

Name : Sherylene Wang

Authorised Signature : 



Designation : Vice President

Date : 13-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- *Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)*

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,000 | $12.27 | $12,270.00 | |
| 1,000 | Total value of shares exercised = | $12,270.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file *name as* ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ HA9016000 / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D325466(7) | WONG LAI KWAN | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D325466(7) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * WONG LAI KWAN

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 21/F TOWER ONE, ISLAND PLACE,
51 TANNER ROAD, NORTH POINT, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508207453 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1632104341.59 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1632104341.59 | 86084215 | 0 |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002033249A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C060573877 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002033249A

Date/Time : 13/11/2006 14:35

Transaction No : C060573877

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 629.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 19,200 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,207,453 | 1,632,104,341.59 | Before Exercise | 28,140,022 |
| Preference Shares* | - | - | Add Exercise | 19,200 | 199,680.00 | Less Exercise | (19,200) |
| Preference Shares # | - | - | After Exercise | 1,508,226,653 | 1,632,304,021.59 | After Exercise | 28,120,822 |

3. Outstanding Warrants/TSRs : N.A.
*Nominal Value of Outstanding Convertible* Unsecured *Loan Stocks/Bonds* : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang

Authorised Signature : ..............................

Designation : Vice President

Date : 13-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 19,200 | $10.40 | $199,680.00 | |
| 19,200 | Total value of shares exercised = | $199,680.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Number of shares(Ordinary) must be an integer.**

**Capital Information**

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 19200 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G652672(0) | CHENG MEI KAM JOYCE | Individual |
| S1557330I | KOH LAY HUA | Individual |
| S2604653Z | MA CHUEN | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G652672(0) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHENG MEI KAM JOYCE

Nationality : * HONG KONG RESIDENT (332)

Mobile No : 91891211

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT F, 22/F BLOCK 3 TUNG CHUNG CRESCENT
TUNG CHUNG, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1557330I [Retrieve Details]

Identification Type : * NRIC

Name : * KOH LAY HUA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596714 [Retrieve Address]

Block/House No. : 36

Street Name : **TOH TUCK ROAD**

Unit : # 07 - 05

Building/Estate Name : **GOODLUCK GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2604653Z Retrieve Details

Identification Type : * NRIC

Name : * MA CHUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 299194 Retrieve Address

Block/House No. : 1

Street Name : **JALAN ILMU**

Unit : # -

Building/Estate Name : **CAPITOL PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1508226653** | **86084215** | **0** |
| Amount of Issued Share Capital : | **1632304021.59** | **86084215** | **0** |
| Amount of Paid-up Share Capital : | **1632304021.59** | **86084215** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002033279A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060573915 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR000002033279A

Date/Time : 13/11/2006 14:45

Transaction No : C060573915

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 619.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,700 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | - | - | Before Exercise | 1,508,226,653 | 1,632,304,021.59 | Before Exercise | 28,120,822 |
| Preference Shares* | - | - | Add Exercise | 12,700 | 187,071.00 | Less Exercise | (12,700) |
| Preference Shares # | - | - | After Exercise | 1,508,239,353 | 1,632,491,092.59 | After Exercise | 28,108,122 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ..............................

Designation : Vice President

Date : 13-Nov-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 12,700 | $14.73 | $187,071.00 | |
| 12,700 | Total value of shares exercised = | $187,071.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ [illegible] / LEUNG CHUN YING<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 12700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S2604653Z | MA CHUEN | Individual |
| S2623594D | CHOW JOHN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2604653Z [Retrieve Details]

Identification Type : * NRIC

Name : * MA CHUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 299194 [Retrieve Address]

Block/House No. : 1

Street Name : **JALAN ILMU**

Unit : # -

Building/Estate Name : **CAPITOL PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2623594D [Retrieve Details]

Identification Type : * NRIC

Name : * CHOW JOHN

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 588269 [Retrieve Address]

Block/House No. : 2A

Street Name : **SIAN TUAN AVENUE**

Unit : # -

Building/Estate Name : **HOCK SENG PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

Save | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| Currency : | SINGAPORE DOLLAR (099) | | |
|---|---|---|---|
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508239353 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1632491092.59 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1632491092.59 | 86084215 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/11/2006 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002033310A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C060573958 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002033310A

Date/Time : 13/11/2006 14:53

Transaction No : C060573958

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 609.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 3,060 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | -<br>-<br>- | -<br>-<br>- | Before Exercise<br>Add Exercise<br>After Exercise | 1,508,239,353<br>3,060<br>1,508,242,413 | 1,632,491,092.59<br>46,114.20<br>1,632,537,206.79 | Before Exercise<br>Less Exercise<br>After Exercise | 28,108,122<br>(3,060)<br>28,105,062 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang　　Authorised Signature : ..................

Designation : Vice President　　Date : 13-Nov-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,060 | $15.07 | $46,114.20 | |
| 3,060 | Total value of shares exercised = | $46,114.20 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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**LOCAL COMPANY TRANSACTIONS**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1557926 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE DOLLAR ( 099 )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3060 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S2604653Z | MA CHUEN | Individual |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2604653Z [Retrieve Details]

Identification Type : * NRIC

Name : * MA CHUEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 299194 [Retrieve Address]

Block/House No. : 1

Street Name : **JALAN ILMU**

Unit : # -

Building/Estate Name : **CAPITOL PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3060

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/11/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE DOLLAR (099) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1508242413 | 86084215 | 0 |
| Amount of Issued Share Capital : | 1632537206.79 | 86084215 | 0 |
| Amount of Paid-up Share Capital : | 1632537206.79 | 86084215 | 0 |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/11/2006 |

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**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002033332A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C060573983** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002033332A

Date/Time : 13/11/2006 14:59

Transaction No : C060573983

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 599.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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